NO ACT

PE
1-14-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010783

March 18, 2010

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Received SEC
MAR 18 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-10

Re: Comcast Corporation
Incoming letter dated January 14, 2010

Dear Mr. Aaronson:

This is in response to your letters dated January 14, 2010 and February 24, 2010 concerning the shareholder proposal submitted to Comcast by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System, and Trillium Asset Management Corporation on behalf of Louise Rice. We also have received letters from the Office of the Comptroller of New York City dated February 19, 2010 and March 3, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

March 18, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 14, 2010

The proposal requests a report on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. We note that the proposal relates to Comcast's network management techniques. In addition, in our view, the proposal does not focus on a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Comcast relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

BY EMAIL AND EXPRESS MAIL

March 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Comcast Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

This letter is a reply on behalf of the New York City Pension Funds to the letter dated February 24, 2010 that Comcast Corporation ("Comcast" or "the Company") submitted in further support of its January 14, 2010 no-action request.

Regarding the Company's argument for exclusion under Rule 14a-8(i)(7), contrary to Comcast's claim, the subject Proposal and the proposal that the Funds submitted in 2009 clearly do not share the same focus. The current Proposal calls for Comcast's Board to prepare a report on the merits of publicly adopting a set of guiding principles for the Company to promote a free and open Internet, and urges the Board to consider, *inter alia,* Internet principles adopted by the FCC, Global Network Initiative principles and the Universal Declaration of Human Rights in developing these guiding principles. The prior proposal was markedly dissimilar -- it requested a report examining the effects of Comcast's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet. The prior proposal, therefore, should hold no precedential value or have any persuasive effect on the Commission. In addition, the plain language of the Proposal belies the Company's argument that the Funds are seeking Comcast's involvement in the active political, legislative and regulatory process with respect to regulation of the Internet and the operation of its broadband network. Rather, a plain reading demonstrates that the Proposal is designed to deal with the significant social policy issue of a free and open Internet, the subject of ever-expanding governmental, media, commercial and public interest group attention. The three no-action letters cited by Comcast in its January 14 and February 24,

2010 no-action requests offer no support as they bear no factual comparison to the Proposal and are therefore, irrelevant.[1]

On its Rule 14a-8(i)(10) point, Comcast simply repeats its meritless argument that through its current disclosures, it has implemented the essential objectives of the Proposal. The three no-action letters Comcast cites in its January 14 and February 24, 2010 letters are easily distinguishable.[2] In each of those cases, the company took action which corresponded closely to the action requested by the proposal, so as to clearly achieve the proposal's fundamental objectives.

Based on the foregoing and the reasons stated in our February 19, 2010 letter, the Funds respectfully reiterate that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Sincerely,

Janice Silberstein
Associate General Counsel

New York City Comptroller's Office
1 Centre Street, Room 602
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

---

1 General Motors Corporation (April 7, 2006); Verizon Communications, Inc. (January 31, 2006); Electronic Data Systems Corporation (March 24, 2000).

2 ConAgra Foods, Inc. (July 3, 2006); The Talbots, Inc. (April 5, 2002); The Gap (March 16, 2001); Kmart Corporation (February 2, 2000).

New York
Menlo Park
Washington DC
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Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 24, 2010

Re: ***Shareholder Proposals Submitted by The Office of the Comptroller of the City of New York and Trillium Asset Management Corporation***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to supplement our letter of January 14, 2010 (the "**Letter**"), relating to the proposal (the "**Proposal**") submitted by The Office of the Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "**Proponent**") and Trillium Asset Management Corporation, on behalf of Ms. Louise Rice. In the Letter, we notified the Securities and Exchange Commission (the "**Commission**") of the Company's intention to omit the Proposal and related supporting statement from the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") on the grounds set forth in Rule 14a-8(i)(7) and Rule 14a-8(i)(10) and requested that the Staff of the Division of Corporation Finance (the "**Staff**") confirm that it will not recommend any enforcement action to the Commission if Comcast omits the Proposal and related supporting statement from its 2010 Proxy Materials. In response to the Letter, the Proponent submitted a letter dated February 19, 2010 to the Commission (the "**Response Letter**"). We now submit this letter in reply to the Response Letter.

Omission on the basis of Rule 14a-8(i)(7): Ordinary Business Operations

The Proponent's attempt to distinguish the Proposal from the proposal submitted last year by the Proponent relating to Comcast's network management practices (the "**Prior Proposal**"), which the Staff concluded was excludable pursuant to Rule 14a-8(i)(7), is not persuasive. The Prior Proposal would have called for the Board to prepare a report that "examin[ed] the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." Similarly, the Proposal requests that "the board prepare a report for shareholders . . . on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open internet." Both the Proposal and the Prior Proposal clearly focus on Comcast's network management practices in the context of freedom of expression on the Internet. To the extent the Proposal differs from the Prior Proposal, it still clearly implicates Comcast's ordinary business operations.

The Proponent also attempts to argue that the Proposal relates to significant social policy issues and is therefore not excludable pursuant to Rule 14a-8(i)(7). Comcast believes that, regardless of whether the Proposal touches upon a significant social policy issue, it is excludable because its subject matter does not, unlike other issues considered by the Commission (such as CEO succession planning), "transcend[] the day-to-day business matters of the company." Staff Legal Bulletin No. 14E (CF), Shareholder Proposals (October 27, 2009). Exchange Act Release No. 20091 (Aug. 16, 1983) clearly states that when a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under" current Rule 14a-8(i)(7). As previously articulated, Comcast's network management and its impact on Internet users, particularly with respect to freedom of expression, are clearly within the realm of Comcast's ordinary business operations. A report describing such practices is excludable pursuant to Rule 14a-8(i)(7) because its content would not transcend Comcast's day-to-day business operations.

Furthermore, the Response Letter fails to explain how the Proposal would not impermissibly impact Comcast's involvement in the active political, legislative and regulatory process with respect to regulation of the Internet and the operation of its broadband network. See General Motors Corporation (April 7, 2006); Verizon Communications, Inc. (January 31, 2006); and Electronic Data Systems Corporation (March 24, 2000).

Omission on the basis of Rule 14a-8(i)(10): Substantial Implementation

As discussed in the Letter and as evidenced by the various Exhibits thereto, Comcast believes that through its current disclosures it has implemented the essential objectives of the Proposal. According to the Commission, the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). See ConAgra Foods, Inc. (July 3, 2006); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000). Comcast believes that the available materials substantially meet the goals of the requested report.

Finally, Comcast's Board was (and remains) aware of and informed about the Company's network management practices and other policies embodied in its current disclosures.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

cc: The Office of the Comptroller of the City of New York
Trillium Asset Management Corporation
Arthur R. Block



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

RECEIVED
2010 FEB 24 PM 4:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY EMAIL AND EXPRESS MAIL

February 19, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Comcast Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds" or the "Proponents") in response to the January 14, 2010 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Davis Polk & Wardwell LLP on behalf of Comcast Corporation ("Comcast" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2010 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(7) and 14a-8 (i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 14, 2010 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2010 Proxy Materials. The Proposal is focused on the issue of a free and open Internet, also sometimes referred to as "net neutrality[1]." These two terms will be used interchangeably in this letter. Over the last few years, the issue of a free and open Internet has become the subject of significant governmental, media, commercial and public interest group attention. Indeed, during the relatively short period since the inauguration of President Barack Obama, albeit an eternity in Internet time, it appears that a substantial increase in the attention paid to net neutrality has taken place for reasons discussed *infra*. Federal

1 Network neutrality (also net neutrality, Internet neutrality) is a principle proposed for user access networks participating in the Internet that advocates no restrictions on content, sites, or platforms, on the kinds of equipment that may be attached, and on the modes of communication allowed, as well as communication that is not unreasonably degraded by other traffic. www.wikipedia.org.

Communications Commission ("FCC")Commissioner Michael J. Corps recently stated, "Broadband intersects with just about every great challenge confronting our nation – jobs, business growth, education, energy, climate change and the environment, international competitiveness, health care, overcoming disabilities, opening doors of equal opportunity, to name only the most obvious. Every one of these great national challenges has a broadband component as a critical part of its solution. But broadband connectivity is about even more than that. Increasingly our national conversation, our source for news and information, our knowledge of one another, will depend upon the Internet." FCC Workshop on "Speech, Democracy and the Open Internet" (December 15, 2009). Significantly, President Obama "considers broadband to be infrastructure, like electricity or water." USA TODAY, (December 9, 2009). The Proposal, which calls for a report on the adoption of guiding principles for the promotion of a free and open Internet, relates to a significant social policy issue that transcends "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Comcast seeks.

I. PROPOSAL

The Proposal begins with a series of clauses followed by a resolution. The clauses note, among other things, that the Internet has become a defining infrastructure of our economy and society; that Internet Service Providers are gatekeepers to this infrastructure; that content filtering technology with its potential to severely inhibit an open and free society presents significant social policy concerns that subject the Company to new risks, and that operating successfully in this terrain requires a set of principles that will allow the Company to prosper and address its social responsibilities.

The Resolved clause then states:

> "**Therefore**, be it resolved, that shareholders request that the board prepare a report for shareholders, by October 2010 at reasonable cost and excluding proprietary and confidential information, on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open internet.
>
> In developing principles, we urge the board to consider authoritative statements on human rights on the internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles; and the Universal Declaration of Human Rights.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In its letter of January 14, 2010, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue in its Focus on Guiding Principles for the Promotion of a Free and Open Internet, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

The Proposal is not substantially similar to the prior proposal the Funds submitted to Comcast.

In its January 14, 2010 letter, p. 2, Comcast states its erroneous belief that the Proposal is substantially similar to the proposal submitted by the Proponents in 2009 ("2009 proposal"), and as a result, the Company presents an outdated argument to the Division. In the 2009 proposal, the Funds sought a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." This is not the focus of the Proposal now before the Division. In 2009, the Division excluded the proposal under Rule 14a-8(i) (7), as relating to the company's ordinary business operations, i.e. procedures for protecting user information. In acknowledgement of the guidelines the Division set out in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Funds cured the defect of the 2009 proposal when drafting the Proposal to be included in the Company's 2010 Proxy Materials. The revised Proposal contains a distinctly different resolution, one which requests that the board prepare a report on the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open Internet, and that the board consider authoritative statements on human rights in developing these principles. Therefore, contrary to Comcast's argument, the Staff's exclusion of the 2009 proposal on "ordinary business" grounds as well as the exclusion of similar proposals do not serve as precedent for the Proposal's exclusion.

The Division of Corporate Finance has explicitly stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).
>
> Staff Legal Bulletin, SLB 14A (July 12, 2002.

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining

whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications." *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals."' *Id.* at 427.

Intense and widespread public debate over a free and open Internet shows that the Proposal addresses a significant social policy issue.

A free and open Internet is one of the most important and widely discussed contemporary social policy issues. The main source for this conclusion is a public record replete with opposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide, media coverage involving thousands of individuals and organizations. The Company has not denied that net neutrality is a significant social policy issue. The Funds suggest that an increase in debates and media coverage about a free and open Internet have occurred for, *inter alia,* the following reasons: the election of President Obama; a new FCC Chairman and the decision to initiate a rulemaking process concerning regulations for Internet network management; a federal court hearing regarding Comcast's appeal of the 2008 FCC decision; the cyber attack against Google, and Secretary of State Hillary Clinton's actions and speeches.

The Obama Administration

According to the New York Times (August 29, 2009), President Obama is "an Internet-savvy president," who stated that he is "firmly committed to net neutrality so that we can keep the Internet as it should be – open and free." President Obama's appointments and nominations reflect his predilection. Chairman Julius Genachowski ("Genachowski"), confirmed on June 25, 2009 to head the FCC, is an unequivocal proponent of net neutrality, as is President Obama's new head of the Federal Trade Commission, Jon Leibowitz. Seattle Times (June 9, 2009). Aneesh Chopra, appointed by President Obama last year, is the country's first chief technology officer and is responsible for advancing President Obama's goal to bring broadband Internet to every U.S. home. "Washington in spotlight at electronics show; Nation's top techie uses gathering to advance policy goals." The Washington Post (January 9, 2010). This month, during a YouTube interview, President Obama stated, "I'm a big believer in net neutrality. I campaigned on this. I continue to be a strong supporter of it." "Obama Reiterates Commitment to Net Neutrality," PC Magazine.com (February 1, 2010).

A search for "net neutrality" on Google will produce approximately 13 million results. If the search is narrowed by the inclusion of the name "Obama," approximately 5 million results are produced, meaning that Obama is associated with approximately 38% of all occurrences of "net neutrality" in global web searches. Certainly, the new landscape in Washington and events over the past year have intensified the discussion of a free and open Internet and have elevated net neutrality to one of the most significant social policy issues of the day.

FCC Rulemaking on Net Neutrality

In a recent speech in Washington, DC, Genachowski stated that he is "convinced that there are few goals more essential in the communications landscape than preserving and maintaining an open and robust Internet." "Preserving a Free and Open Internet: A Platform for Innovation, Opportunity, and Prosperity," The Brookings Institution (September 21, 2009). In 2005, the FCC issued a policy statement that laid out four principles of Internet network management. Now, Genachowski, with strong backing from President Obama's administration, is pushing for this "statement of principles" to become enforceable regulations. "These principles can be summarized as: Network operators cannot prevent users from accessing the lawful Internet content, applications, and services of their choice, nor can they prohibit users from attaching non-harmful devices to the network. Two new items have been added to the list: The fifth principle is one of non-discrimination – stating that broadband providers cannot discriminate against particular Internet content or applications, and the sixth principle is a transparency principle – stating that providers of broadband Internet access must be transparent about their network management practices." *Id.*

The rulemaking process has surely added to the widespread debate concerning a free and open Internet. In the first round of public comments on FCC's proposal, "in excess of "100,000 individuals, special-interest groups and corporations" chimed in." St. Louis Post-Dispatch (January 24, 2010).

Comcast appeal

The Company's appeal of a 2008 FCC order has also generated significant debate and media coverage of net neutrality. The FCC ruled that Comcast couldn't block Internet users from using an on line file-sharing technology site, and Comcast asked a U.S. court to strike down the ruling, saying that the FCC had exceeded its authority. This past January, a D.C. appeals court heard arguments from the FCC and Comcast. The Associated Press (January 8, 2010). The case could go to the U.S. Supreme Court if Comcast wins, but more likely, Congress would get involved and provide legislation that could give the FCC clear authority to regulate the Internet, likely stirring much debate that gets to the heart of the controversial net neutrality issue." Investor's Business Daily (December 22, 2009).

Cyber attack against Google

Beginning with Google's announcement on January 12, 2010 about online attacks, the widely reported cyber attack against Google and dozens of other American corporations has ignited much debate and media coverage about a free and open Internet. Google's software engineers tracked the source of the attack to Taiwan, with footprints back to the Chinese mainland; Chinese officials have denied their government was involved. New York Times (January 26, 2010). *See e.g.* "Two Chinese Schools Said to Be Tied to Online Attacks," New York Times (February 19, 2010).

Secretary of State Hillary Clinton

Likewise, Clinton is a source of widespread media coverage of the net neutrality issue. In a recent speech, Clinton identified Internet freedom as a major policy principle for the United States. PCMagazine.com (January 21, 2010). Her speech was noteworthy as "the first time a senior American official had articulated a vision for making the Internet an integral part of foreign policy." New York Times (January 23, 2010). *See also* "Free the Internet; Unfettered access as foreign policy" Newsday (January 25, 2010). "In unusually prescriptive terms, [Clinton] called for businesses to promote Internet freedom in their international dealings, just as the corporate social responsibility movement got them to promote better environmental and labour conditions." The Globe and Mail (Canada) (January 27, 2010).

If the legislative and executive branches of the United States government raise serious public policy concerns with respect to an issue, such attention demonstrates the existence of a significant public policy issue that will be deemed to render a proposal appropriate for shareholder review. *Yahoo!* (April 13, 2007) (issues of Internet censorship and monitoring by repressive foreign governments). Most recently in Tyson Foods, Inc. (December 15, 2009), where the Staff concluded that antimicrobial resistance and the use of antibiotics in raising livestock was a significant policy issue, the Staff reaffirmed the relevance of the "widespread public debate" factor and noted the involvement and interest of legislators and regulators in the issue. In the subject case, there is ample evidence of legislative and executive branch focus and concern about a free and open Internet.

B. The No-Action Letters Cited by Comcast Are Wholly Inapposite.

The Proposal does not focus on "procedures for protecting user information."

The Company cites four no-action letters, all requesting reports similar to the 2009 proposal, in which the Staff excluded the proposal as one relating to the company's ordinary business operations, i.e., procedures for protecting user information. Sprint Nextel Corporation (February 17, 2009); Qwest Communications International Inc. (February. 17, 2009); Verizon Communications Inc. (February 13, 2009); AT&T Inc. (January. 26 2009). These no-action letters are clearly irrelevant: the Proposal does not seek "procedures for protecting user information." The Company also cites, purportedly for other reasons, a no-action letter from 2007 in which no-action relief was in fact granted for "procedures for protecting customer information, and which likewise, is not analogous to the Proposal. Verizon Communications Inc. (February 22, 2007)(financial, legal and ethical issues surrounding disclosure of customer records). Moreover, what the Company has failed to do is cite any proposal seeking a report similar to the Proposal.

The Proposal does not call for regulatory analysis.

The Company cites two no-action letters in which the companies were granted no-action relief because the proposals therein called for "evaluating the impact of expanded government regulation of the internet." Yahoo! Inc. (April 5, 2007); Microsoft Corporation (September 29, 2006). These almost identical proposals are strikingly distinct from the Proposal because they called for regulatory analysis whereas the Proposal seeks a report on the merits of the board publicly adopting a set of guiding principles for the promotion of a free and open Internet.

The Proposal does not seek to micro-manage the Company.

Clearly Comcast remains inappropriately focused on the 2009 proposal when it argues in its January 14, 2010 letter, p. 5., "As previously articulated, Comcast's network management practices are clearly within the realm of Comcast's ordinary business operations, and therefore, a report describing such practices, even if requested in the context of social policy issues, is excludable pursuant to Rule 24a-8(i)(7)." This is a summary of the Resolved clause in the 2009 proposal! The Company also displays its confusion on page 4 of its letter by arguing that the Proposal should be excluded due to the complexity of network management – Comcast's network management practices are not the focus of the Proposal.

The SEC clarified in the 1998 Release that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Proposal now before the Staff simply asks for a report on the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open internet and urges the board to consider some sources. The Proposal does not seek, for example, descriptions of particular network management protocols, routers used, server systems implemented, or other technologies. Further, by requesting the report be developed at reasonable cost, the Proponents are conveying the expectation that the work of the board would be on a general level that will not require it or shareholders to understand the technical intricacies of the Company's operation. Moreover, the shareholders are urging the board to consider authoritative statements on the Internet, including the 2005 FCC principles discussed *supra*, as well as the Global Network Initiative principles[2]. This is precisely the type of material that shareholders are equipped to and should handle.

Nevertheless, the Company argues that the Proposal is analogous to the proposal in General Electric Company (January 17, 2006), which the Staff excluded under Rule 14a-8(i)(7). In that proposal, the Resolved clause read:

RESOLVED: GE's shareholders request that, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for GE, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to GE of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing;
4. Abolishing special preferences or loopholes in the corporate tax code;
5. Savings attained from reduced business compliance costs.

Clearly, the disparate levels of complexity in the General Electric proposal and the Proposal disallow any meaningful comparison.

More compelling are two recent situations in which the Staff refused to grant no-action relief concerning proposals that requested complex information far in excess of the detail the

2 There are five Global Network Initiative principles: Freedom of Expression; Privacy; Responsible Company Decision Making; Multi-stakeholder Collaboration, and Governance, Accountability and Transparency. www.globalnetworkinitiative.org.

Proposal seeks. In PPG Industries (January 15, 2010) the resolution read:

RESOLVED: Shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on how PPG ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. How PPG makes available reports regarding its emissions and environmental impacts on land, water, and soil – both within its permits and emergency emissions – to members of the communities where it operates;
2. How PPG integrates community environmental accountability into its current code of conduct and ongoing business practices; and,
3. The extent to which PPG's activities negatively affect the health of individuals living in economically poor communities.

In Halliburton Company (March 11, 2009), the proposal sought relatively complex information on political contributions but nevertheless, was deemed permissible and not in violation of Rule 14a-8(i)(7).

The Proposal calls for action in furtherance of a significant social policy issue.

The Company presents two no-action letters, Washington Mutual, Inc. (March 6, 2002) and The Mead Corporation (January 31, 2001), to support its argument that "the Commission has permitted the exclusion of shareholder proposals that seek to require a company to prepare and issue a report pertaining to its otherwise ordinary business operations but involving social policy issues, where such proposals call for reports but not action in furtherance of such social policy issue." It appears that the Company's stated reason for the exclusion of these two proposals is not the actual reason for their omission. It is more likely that these proposals were excluded for the reasons the Staff articulated in the no-action letters: "seeking a financial accounting of costs associated with land development projects" and "focusing on the company's liability methodology and evaluation of risks," respectively. Here, the Proposal seeks a report not on costs or risks, but rather on the merits of the board adopting a set of guiding principles for the company to promote a free and open Internet. Moreover, on its face, the Proposal calls for sufficient action. Indeed, in a recent analogous situation, the Staff refused to exclude a proposal under rule 14a-8(i)(7) that urged the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal. Bank of America (February 17, 2009).

The Proposal is not directed at involving the Company in the political, legislative or regulatory processes.

Equally without merit is the Company's final argument that the Proposal should be excluded because it would result in involving Comcast in an active political, legislative and regulatory process concerning the regulation of the Internet and the operation of its broadband network. The proposals cited by the Company are irrelevant as the factual contexts of the subject case and those in the cited no-action letters bear no comparison: General Motors Corporation (April 7, 2006) (the proposal requested, *inter alia*, that the company petition the U.S. government and Congress for improved Corporate Average Fuel Economy standards) and Electronic Data Systems Corporation (March 24, 2000) (the proposal requested a report on the potential impact on EDS of pension-related proposals being considered by national policy makers, including legislative proposals[3].

It is inarguable that the instant Proposal materially differs from the 2009 proposal: the Company simply cannot lump them together in an attempt to discredit the Proposal. Nonetheless, apart from the citation of no-action letters the Division issued in 2009 and one additional no-action letter, the Company's argument for no-action relief in their January 14, 2010 letter is almost identical to the argument presented in their January 15, 2009 letter to the Division. Generals are notorious for their tendency to "fight the last war," by using the strategies and tactics from previous engagements whether or not they fit the current situation. Comcast resembles a general fighting the last war in its focus on the 2009 proposal.

For all of the above reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i) (7).

III. THE COMPANY DID NOT SUBSTANTIALLY IMPLEMENT THE PROPOSAL BECAUSE IT HAS NOT ISSUED THE REQUESTED REPORT.

The Company has prepared no report regarding the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open Internet.

"In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 15, 1991). Judged by that standard, Comcast has failed in numerous critical respects to implement the Proposal.

The Proposal requests that (1) the Board of Directors prepare a report on the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open internet. And, in developing the principles, the Proposal requests that (2) the board consider authoritative statements on human rights on the Internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles and the Universal Declaration of Human Rights. Therefore, the Proposal seeks a two-step mechanism. Both steps must be taken before the Company can argue that it has met its burden of establishing that it has met the Proposal's requisite elements. The Company has failed to substantially implement either of these steps.

A review of the Company's January 14, 2010 letter, all of the attachments to the letter and www.comcast.com does not back up the Company's assertion that it has substantially complied with the Proposal. Unlike the 2009 proposal, which focused on two principles, "freedom of expression" and "expectation of privacy," the Proposal requires the board to consider a much broader set of principles. The Company has not done this. Clearly, a few scattered sentences in all of the Company materials, pertaining to only a few of the principles cited in the Proposal, and without a thorough examination of these principles, is clearly

3 The Company also presented Verizon Communications, Inc. (January 31, 2006) to illustrate this proposition. However, similar to the General Electric proposal, *supra*, the proposal was excluded under rule 14a-8(i)(7) as relating to ordinary business operations, i.e., evaluating the impact of a flat tax on Verizon.

insufficient to constitute the requested report.

The precedents the Company cites in support of its arguments are thus readily distinguishable.[4] The no-action letters indicate greater adherence to a proposal is needed than Comcast can supply. In each of those cases, the company took action which conformed closely to the action requested by the proposal, so as to clearly meet the proposal's core objectives. Because it failed to issue a report that meets the core objectives of the Proposal, Comcast has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

Further, on a number of occasions, the Staff has concurred that when a proposal is focused on board level action, it is not sufficient for the company to argue that employees and management are addressing the issue. *See, e.g.*, NYNEX Corporation (February 16, 1994); Associates First Capital Corporation (March 13, 2000). The policies and statements posted on Comcast's website are not the product of a board examination of the specific issues raised by the Proposal.

IV. CONCLUSION

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied. Thank you for your time and consideration.

Sincerely,



Janice Silberstein
Associate General Counsel

New York City Comptroller's Office
1 Centre Street, Room 602
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

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4 ConAgra Foods, Inc. (July 3, 2006); The Talbots, Inc. (April 5, 2002); The Gap (March 16, 2001); Kmart Corporation (February 2, 2000); Nordstrom, Inc. (February 8, 1995).

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 14, 2010

Re: ***Shareholder Proposals Submitted by The Office of the Comptroller of the City of New York and Trillium Asset Management Corporation***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") the shareholder proposal (the "**Proposal**") and related supporting statement received from The Office of the Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System ("**Proponent A**") and Trillium Asset Management Corporation, on behalf of Ms. Louise Rice, as co-filers of the Proposal ("**Proponent B**" and together with Proponent A, the "**Proponents**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2010 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponents to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the Proponents informing each of them of the Company's intention to exclude the Proposal from the 2010 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 9, 2010. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which as submitted by Proponent A is attached hereto as Exhibit A and as submitted by Proponent B is attached hereto as Exhibit B, requests that:

> "the board prepare a report for shareholders, by October 2010 at reasonable cost and excluding proprietary and confidential information, on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open internet."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal and/or Rule 14a-8(i)(7) because the Proposal concerns a matter relating to the Company's ordinary business operations. Comcast believes that the Proposal is substantially similar to a proposal submitted last year by the Proponents relating to Comcast's network management practices, which the Staff concluded was excludable pursuant to Rule 14a-8(i)(7) (the "**Prior Proposal**"). The Prior Proposal, had it been adopted, would have called for the Board to prepare a report that "examin[ed] the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." Both proposals focused on the Company's network management and its impact on internet users, particularly with respect to freedom of expression.

Additionally, Proposal A and Proposal B are identical. Therefore, Comcast requests that the Staff concur with its view that if Proposal A must be included in the 2010 Proxy Materials, then Proposal B may be properly omitted from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(11) because Proposal B substantially duplicates Proposal A.

Grounds for Omission

I. The Proposals may be omitted from the 2010 Proxy Materials under Rule 14a-8(i)(7) because they deal with a matter relating to Comcast's ordinary business operations.

Pursuant to Rule 14a-8(i)(7), and for the same reasons permitting the exclusion of the Prior Proposal and other similar proposals, the Proposals may be excluded from Comcast's 2010 Proxy Materials because they deal with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (November 22, 1976). Additionally, when a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release 34-20091 (August 16, 1983).

A. The Proposals Relate to Comcast's Ordinary Business Operations – Its Network Management Practices

Comcast earns revenue by, among other things, providing high-quality High-Speed Internet service to both commercial and residential users. As the Internet continues to evolve and Comcast strives to provide its customers with the highest quality Internet service possible, Comcast must also continue to ensure that its network capabilities are able to provide such service.

Comcast manages its network with the goal of delivering the best possible High-Speed Internet experience to all of its customers. Network management is essential for Comcast to promote the use and enjoyment of the Internet by all of its customers. Comcast uses various tools and techniques to manage its network. These tools and techniques, like the network and its usage, are dynamic and can and do change frequently.

Decisions regarding Comcast's network management policy depend on an intimate knowledge of Comcast's High-Speed Internet network. Only Comcast management and staff have the requisite knowledge of Comcast's network and user population in order to assess, set and refine its network management policies and tools. In addition, Comcast and its network management practices were the subject of a proceeding at the FCC, which resulted in the FCC's August 20, 2008 Memorandum Opinion and Order, FCC 08-183. As a result of that proceeding, Comcast committed to make certain disclosures regarding its current and future network management practices. Given that the type and content of these disclosures are part of Comcast's ongoing commitment to keep its customers and the public informed regarding one of Comcast's major services and revenue streams, it seems clear that disclosure of Comcast's network management policies falls squarely within the scope of Comcast's ordinary business operations.

The Staff concluded that the Prior Proposal fell within the purview of Comcast's ordinary business operations. The Staff reached the same conclusion in connection with four other proposals seeking a similar report from other companies. See Sprint Nextel Corporation (Feb. 17, 2009); Qwest Communications International Inc. (Feb. 17, 2009); Verizon Communications Inc. (Feb. 13, 2009); and AT&T Inc. (Jan. 26, 2009); see also Yahoo! Inc. (April 5, 2007) (concurring in the exclusion of a proposal which requested the Board of Directors to "report to shareholders as soon as practicable on the Company's rationale for supporting and/or advocating public policy measures that would increase government regulation of the Internet"); and Microsoft Corporation (September 29, 2006) (same).

As was the case with the Prior Proposal, the Proponents should not be allowed to improperly intervene in the day-to-day operations of one of the key areas of Comcast's business in order to advance their particular agenda.

B. The Proposals Relate to a Complex Matter That Is Most Appropriate for Management to Address

Issues related to network management are highly complex and require a detailed understanding of, among other things, the applicable legal and regulatory regimes and Comcast's and other Internet Service Providers' network architectures, business practices, and available network technology. To make an informed judgment as to what types of network management practices are necessary and will promote the interests of Comcast, its stockholders and its customers requires an intimate knowledge of these complex practices. The complexity and rapid evolution of the Internet and network management practices make network management a poor topic for action by stockholders at an annual meeting and are just the type of proposal that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" (as stated in the 1998 Release). Accordingly, the Company believes that it should be permitted to exclude the Proposals on the basis of Rule 14a-8(i)(7).

Comcast believes that the Proposals are exactly the type of matter that the "ordinary business" exception is Rule 14a-8(i)(7) was created to address. By requesting that the Board of Directors prepare a report regarding its network management practices, the Proponents are seeking to subject to shareholder oversight an aspect of Comcast's business that is most appropriately handled by Comcast's management. Additionally, the issues of how Comcast should properly maintain its network while still respecting users' concerns regarding freedom of expression and privacy and how Comcast should respond to government regulation of this aspect of its business are central to the operation of the day-to-day business of Comcast. Executives and other managers routinely make decisions about how best to conduct Comcast's business in compliance with current laws and regulations and it would be highly unusual and impractical to interject Comcast's shareholders into what is otherwise a routine management decision. The Staff has consistently taken the position that proposals which attempt to govern internal operating policies and legal compliance may be excluded because they infringe upon management's core functions. See, e.g., Verizon Communications Inc. (Feb. 22, 2007) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights).

In General Electric Company (January 17, 2006) the proponent requested that the issuer prepare a report on the impact of a flat tax on the company. General Electric successfully argued that tax planning and compliance were "intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting." In the same way, Comcast's network management practices involve intricate systems related to the unique services that Comcast provides and Comcast's selection and disclosures of its network management practices are a function of Comcast's ongoing business practices and any applicable FCC rules or requirements.

As previously articulated, Comcast's network management practices are clearly within the realm of Comcast's ordinary business operations, and therefore, a report describing such practices, even if requested in the context of social policy issues, is excludable pursuant to Rule 14a-8(i)(7). Furthermore, the Commission has permitted the exclusion of shareholder proposals that seek to require a company to prepare and issue a report pertaining to its otherwise ordinary business operations but involving social policy issues, where such proposals call for reports but not action in furtherance of such social policy issue. See Washington Mutual, Inc. (March 6, 2002) (excluding a proposal requesting a report identifying all company costs associated with land development projects); and The Mead Corporation (January 31, 2001) (excluding shareholder proposal requesting a report on the company's environmental risks in financial terms).

Most importantly for the purposes of the Proposals, the Staff declined to accept the Proponents' reliance on the same public policy argument in connection with the Prior Proposal. See also Sprint Nextel Corporation (Feb. 17, 2009); Qwest Communications International Inc. (Feb. 17, 2009); and Verizon Communications Inc. (Feb. 13, 2009).

Moreover, the Proposals would result in involving Comcast in an active political, legislative and regulatory process with respect to regulation of the Internet and the operation of its broadband network. The FCC has initiated a rulemaking proceeding with respect to "net neutrality" rules in which Comcast will file comments responsive to the FCC's questions.[1] Comcast's participation in the ongoing legislative and regulatory process is a matter properly reserved for management. The Staff has consistently excluded proposals on the ground that they were directed at involving a company in the political or legislative process relating to an aspect of its business operations. See General Motors Corporation (April 7, 2006); Verizon Communications, Inc. (January 31, 2006); and Electronic Data Systems Corporation (March 24, 2000).

II. The Company has substantially implemented the Proposals since adequate information regarding the Company's network management practices is clearly published on the Company's Web site and therefore the Proposals may also be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal if the company has already substantially implemented the proposal, the Proposals may be excluded from Comcast's 2010 Proxy Materials if Comcast has already substantially implemented them. See Exchange Act Release No. 34-20091 (August 16, 1983). According to the Commission, the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). A shareholder proposal is considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff does not require that a company has implemented every detail of a proposal in order to permit exclusion under Rule 14a-8(i)(10). Instead, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to

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[1] *See In re Preserving the Open Internet; Broadband Industry Practices*, Notice of Proposed Rulemaking, 24 FCC Rcd. 13064 (2009).

the subject matter of the proposal or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). See ConAgra Foods, Inc. (July 3, 2006); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000).

Through various documents posted on Comcast's Web site (accessible via the Web page http://networkmanagement.comcast.net/) that pertain to Comcast's High-Speed Internet service, Comcast provides a significant amount of information regarding its network management practices. These documents contain detailed information about, among other topics, why Comcast manages its network, how it manages its network, and how customers are affected by network management. These documents also clearly state that Comcast's network management does not block customer applications or programs nor does it discriminate against particular types of online content. Collectively, these documents not only describe how Comcast's network management works, but also address how its network management practices relate to the public policy concerns regarding freedom of expression on the Internet. The Comcast Customer Privacy Notice at http://www.comcast.com/customerprivacy/ contains the complete privacy policy for Comcast's cable television, High-Speed Internet, and phone services. A second privacy statement at http://www.comcast.net/privacy/ contains additional privacy provisions that apply to Comcast's Comcast.net website. Comcast's network management practices are consistent with these privacy statements.

Network management in the present context describes the tools and techniques that an Internet service provider uses to deliver a high quality, consistent, and safe Internet experience to its customers. Comcast's network management practices include, among other things, identifying spam and preventing its delivery to customer e-mail accounts, detecting malicious Internet traffic and preventing the distribution of viruses or other harmful code or content, and temporarily lowering the priority of traffic for users who are the top contributors to current network congestion. A significant portion of Comcast's network management activities relate to congestion management. As part of Comcast's own initiatives and as part of its compliance with the Federal Communications Commission (the "**FCC**") order pertaining to network management, see *In re Formal Complaint of Free Press and Public Knowledge Against Comcast Corporation*, 23 FCC Rcd 13028 (2008), Comcast is continually evaluating and refining the ways in which it manages its network in order to continue providing high quality Internet service using reasonable network management tools and techniques that are consistent with industry standards. As stated above, Comcast keeps its users and investors clearly apprised of its activities in this area through information made available on its Web site.

In a September 19, 2008 letter from Comcast to the FCC (available on Comcast's Web site at http://downloads.comcast.net/docs/Cover_Letter.pdf and attached hereto as Exhibit C) (the, "**September 19 Letter**"), Comcast stated that, consistent with its prior voluntary commitment and the FCC's Order noted above, Comcast would transition away from its prior congestion management practices that managed certain types of peer-to-peer ("**P2P**") traffic. As of December 31, 2008, Comcast had completed its transition to new protocol-agnostic congestion management practices. In the September 19 Letter, Comcast affirmed its commitment to "ensur[ing] continued delivery of a world-class service to all of [its] subscribers, while minimizing the impact on any individual user whose traffic must be managed as part of this process."

As also noted in the September 19 Letter, in September 2008, Comcast submitted to the FCC and posted on the network management section of its Web site (i) a description of its prior approach to managing network congestion (available at http://downloads.comcast.net/docs/ Attachment_A_Current_Practices.pdf and attached hereto as Exhibit D), (ii) a description of its new protocol-agnostic congestion management practices (available at http://downloads.comcast.net/docs /Attachment_B_Future_Practices.pdf and attached hereto as Exhibit E) and (iii) Comcast's compliance plan for the transition from the prior approach to the new one (available at http://downloads.comcast.net/docs/Attachment_C_Compliance_Plan.pdf and attached hereto as Exhibit F). On January 5, 2009, Comcast filed a letter with the FCC (available on Comcast's Web site at http://downloads.comcast.net/docs/comcast-nm-transition-notification.pdf and attached hereto as Exhibit G) notifying the FCC that it has ceased employing the prior congestion management practices and has instituted the new practices throughout its High-Speed Internet network. These documents not only provide extensive details regarding Comcast's past and current practices, but also directly and indirectly address the privacy and freedom of expression concerns raised by the Proposals.

Exhibit D, Comcast's description of its prior congestion management approach, describes Comcast's former P2P-specific network management practices, from which Comcast fully transitioned away as of December 31, 2008. This document clearly explains the extent to which a given user's online information could be inspected by such network management tools and reassures the reader that the techniques used by Comcast examined only the relevant packet header or addressing information in a given packet necessary to indicate what type of protocol (P2P in this case) was being used by a customer. The document emphasizes that this congestion management technique did not "read" the contents of customer communications in order to determine whether a packet was text, music, video, a voice conversation, or any other type of content, and certainly did not identify whether any packet contained political speech, commercial speech or entertainment, or try to discern whether a packet was personal or business, legal or illicit, etc. Comcast's prior network management practices fully respected customer privacy and did not act based on the contents of any customer communications.

Exhibit E, Comcast's description of its new congestion management approach, stresses that Comcast's new congestion management technique is "protocol-agnostic" and focuses only on the extent to which a certain Comcast subscriber is using a high amount of bandwidth, not what type of protocol is being used. As was the case with Comcast's prior congestion management practices, this new technique fully respects customer privacy and does not act based on the contents of any customer communications.

In addition to Comcast's various submissions to the FCC that it prominently displays on the network management portion of its Web site, Comcast publishes a Frequently Asked Questions ("**FAQ**") section on its Web site (available at http://customer.comcast.com/Pages/FAQ Viewer.aspx?seoid=Frequently-Asked-Questions-about-Network-Management and attached hereto as Exhibit H), which discusses why Comcast manages its network and the techniques utilized to do so. This portion of Comcast's Web site makes it clear to the reader that neither Comcast's previous network management practices nor the network management practices to which it has transitioned discriminate against particular types of online content.

Comcast clearly explains in the FAQ section (as it does elsewhere) that its new protocol-agnostic network management technique will not manage congestion based on the protocols in use, but rather it will focus on the heaviest users in near real time, such that periods of congestion will be "fleeting and sporadic." Most importantly in the context of the Proponents' concerns about freedom of expression, the FAQ section clearly indicates that the new practices will be "content neutral."

In addition to the statements and FCC letters discussed above, Comcast's Acceptable Use Policy ("AUP") (available at http://www.comcast.net/terms/use/ and attached hereto as Exhibit I) and its associated FAQ (available at http://customer.comcast.com/Pages/FAQViewer.aspx?seoid=Frequently-Asked-Questions-about-the-Comcast-Acceptable-Use-Policy-for-High-Speed-Internet-Services and attached hereto as Exhibit J) provide additional disclosure to customers about the types of uses and activities that Comcast considers unacceptable (such as sending spam or spreading a computer virus) and how it will respond when it determines there is a violation of its Acceptable Use Policy. There is even a specific question in this document addressing the speech issues raised by the Proposal and how Comcast interprets and implements its AUP to address abuse and unlawful activity, and not lawful communication and speech. See http://customer.comcast.com/Pages/FAQViewer.aspx?seoid=Frequently-Asked-Questions-about-the-Comcast-Acceptable-Use-Policy-for-High-Speed-Internet-Services#discretion. Taken together, all of these documents provide customers and others with a detailed, meaningful explanation of Comcast's network management and privacy practices and policies and how they affect customers. Comcast believes that its network management techniques reflect reasonable, industry standard practices and do so in a way that fully respects customer freedom of expression and privacy. Importantly, Comcast's Board was (and remains) aware of and informed about the Company's network management practices, its decision voluntarily to move to a new network management technique, and the FCC's notice of proposed rulemaking with respect to network neutrality that is currently pending and in which Comcast will file comments reflecting its views.[2]

In ConAgra Foods, Inc. (July 3, 2006), the Staff allowed the company to exclude a proposal requesting that the board issue a sustainability report to shareholders because the company had substantially implemented the essential objective of the proposal through its publication (on its Web site) of a Corporate Responsibility Report, which focused on certain issues discussed in the proposal. This is similar to the situation at hand, as the network management page of Comcast's Web site provides detailed information that explains Comcast's network management processes and also directly addresses the concerns raised by the Proposals.

In The Gap, Inc. (March 16, 2001), the Staff allowed the company to exclude a proposal (on substantial implementation grounds) that requested a report on the child labor practices of the company's vendors. The company had already established a code of vendor conduct, monitored vendor compliance, published related information and was willing to discuss the issue with shareholders. Likewise, in Nordstrom, Inc. (February 8, 1995), the Staff allowed the company to exclude a proposal (on substantial implementation grounds) that requested that the company establish a set of standards for its suppliers that met certain minimum criteria and also that the company prepare a report to shareholders describing its policies as well as its current

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[2] *See In re Preserving the Open Internet; Broadband Industry Practices*, Notice of Proposed Rulemaking, 24 FCC Rcd. 13064 (2009)

and future compliance efforts with respect to those policies. In that instance, Nordstrom was able to successfully argue that it had substantially implemented the proposal where it had in place existing company guidelines for suppliers and had issued a press release regarding such guidelines (despite the fact that the guidelines did not commit the company to conduct regular or random inspections to ensure compliance, as requested in the proposal). As indicated above, Comcast has clearly gone much further in substantially implementing the essential objectives of the Proposals and therefore respectfully submits that the Staff should allow Comcast to exclude the Proposals on such grounds.

Comcast continues to publish and update information describing its network management practices, including how these practices relate to the public policy concerns regarding privacy and freedom of expression on the Internet and believes that through its current disclosures that it has implemented the essential objectives of the Proposals. The Proposals have therefore been substantially implemented.

III. If Proposal A may not be excluded under either Rule 14a-8(i)(10) or Rule 14a-8(i)(7) and must be included in the 2010 Proxy Materials, Proposal B may be excluded from the Company's 2010 Proxy Materials because it is substantially duplicative of Proposal A.

Pursuant to Rule 14a-8(i)(11), if Proposal A is included in the 2010 Proxy Materials, Proposal B may be excluded from Comcast's 2010 Proxy Materials because the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting (i.e., Proposal A).

In this case, the Proposals are not only substantially duplicative, but are identical and therefore squarely fit into the exclusion provided by Rule 14a-8(i)(11). For that reason, if Proposal A must be included in the 2010 Proxy Materials, Comcast believes that it may properly exclude Proposal B in accordance with Rule 14a-8(i)(11).

Conclusion

Comcast believes that the Proposals may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because issues relating to network management are within the scope of Comcast's ordinary business operations and the Proposals do not satisfy the social policy exception to this rule. Comcast also believes that the Proposals may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposals have been substantially implemented.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: w/enc: The Office of the Comptroller of the City of New York
Trillium Asset Management Corporation
Arthur R. Block

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 17, 2009

Mr. Arthur R. Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

The Office of the Comptroller of New York City is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the funds' ownership, continually for over a year, of shares of Comcast Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 720, New York, NY 10007; phone (212) 669-2651.

Very truly yours,

Patrick Doherty
pd:el
Enclosures
Comcast Corporation - internet censorship 2010



New York City Office of the Comptroller
Bureau of Asset Management

Adoption of Policy on Internet Freedom of Expression

The Internet has become a defining infrastructure of our economy and society; Internet Service Providers (ISPs) are gatekeepers to this infrastructure, forging rules that shape, enable and limit Internet use.

Current and developing Internet technologies provide companies such as ours with powerful tools and exciting business opportunities. But these same technologies have the potential to severely inhibit an open and free Internet; they can be misused, abused or otherwise subject our Company to new risks.

Operating successfully in this terrain requires a strong and public strategic vision from corporate leadership. Our Company needs a set of principles that will allow it to prosper financially and responsibly address its social responsibilities.

Content filtering technology demonstrates potential risks. It has been deployed outside the U.S. by governments in Iran and China to suppress legitimate dissent and curb a free and open Internet.

In the U.S., there are numerous pressures on the Company to use filtering technologies for commercial purposes. For example, copyright owners such as NBC Universal have asked the Federal Communications Commission (FCC) to require that broadband providers "use readily available means to prevent the use of their broadband networks to transfer pirated content," an opinion shared by others, such as the Motion Picture Association of America.

However, to make that determination, Internet Service Providers must rely on commercial software applications which are inherently flawed. As a result, copyright filters will always be over-inclusive when blocking online content and will inevitably interfere with, and suppress, completely legal forms of speech and expression.

Filtering Internet content is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company. Legal liabilities are raised by FCC regulations, the Wiretapping Act and unfair business practice laws. Content filtering could undermine the so-called "safe harbor" provisions granted to ISPs under the Digital Millennium Copyright Act and risk violating the Electronic Communications Privacy Act.[1] The Internet Freedom Preservation Act of 2009 now before Congress could present new challenges.

Commercial pressures to monetize Internet communications and the technological ability to do so with the same surveillance technologies used in repressive regimes raise challenging questions for the Company.

Therefore, be it resolved, that shareholders request that the board prepare a report for shareholders, by October 2010 at reasonable cost and excluding proprietary and confidential information, on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet.

In developing principles, we urge the board to consider authoritative statements on human rights or the Internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles; and the Universal Declaration of Human Rights.

---

i Language of DMCA and ECPA risks is taken from Public Knowledge document on filtering.



BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Comcast Corp. CUSIP#: 20030N101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 3,019,517 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286




BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Comcast Corp. CUSIP#: 20030N101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 3,131,159 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286





BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Comcast Corp. CUSIP#: 20030N101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 1,385,673 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Comcast Corp. CUSIP#: 20030N101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 425,095 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286





BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Comcast Corp. CUSIP#: 20030N101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 122,336 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

EXHIBIT B


TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

December 3, 2009

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Via fax: 215-286-7794

Dear Mr. Block:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston, Massachusetts specializing in socially responsible asset management. We currently manage about $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to co-file, on behalf of our client, Louise Rice, the enclosed shareholder resolution at Comcast Corporation (CMCSA). The New York City Pension Funds is the lead filer on this resolution. This resolution is submitted for inclusion in the 2010 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Trillium submits this proposal on behalf of our client, who is the beneficial owner, per rule 14a-8, of more than $2,000 worth of CMCSA common stock acquired more than one year prior to this date. Our client will remain invested in this position through the date of the 2010 annual meeting. Enclosed please find verification of ownership. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

Please direct any communications to myself at 711 Atlantic Avenue, Boston, MA 02111, via fax at 617-482-6179, via telephone at 503-592-0864, or via email at jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron, Esq.
Senior Social Research Analyst

Enclosure



Adoption of Policy on Internet Freedom of Expression

The Internet has become a defining infrastructure of our economy and society; Internet Service Providers (ISPs) are gatekeepers to this infrastructure, forging rules that shape, enable and limit Internet use.

Current and developing Internet technologies provide companies such as ours with powerful tools and exciting business opportunities. But these same technologies have the potential to severely inhibit an open and free Internet; they can be misused, abused or otherwise subject our Company to new risks.

Operating successfully in this terrain requires a strong and public strategic vision from corporate leadership. Our Company needs a set of principles that will allow it to prosper financially and responsibly address its social responsibilities.

Content filtering technology demonstrates potential risks. It has been deployed outside the U.S. by governments in Iran and China to suppress legitimate dissent and curb a free and open Internet.

In the U.S., there are numerous pressures on the Company to use filtering technologies for commercial purposes. For example, copyright owners such as NBC Universal have asked the Federal Communications Commission (FCC) to require that broadband providers "use readily available means to prevent the use of their broadband networks to transfer pirated content," an opinion shared by others, such as the Motion Picture Association of America.

However, to make that determination, Internet Service Providers must rely on commercial software applications which are inherently flawed. As a result, copyright filters will always be over-inclusive when blocking online content and will inevitably interfere with, and suppress, completely legal forms of speech and expression.

Filtering Internet content is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company. Legal liabilities are raised by FCC regulations, the Wiretapping Act and unfair business practice laws. Content filtering could undermine the so-called "safe harbor" provisions granted to ISPs under the Digital Millennium Copyright Act and risk violating the Electronic Communications Privacy Act. Action by the US Congress could present new challenges.

Commercial pressures to monetize Internet communications and the technological ability to do so with the same surveillance technologies used in repressive regimes raise challenging questions for the Company.

Therefore, be it resolved, that shareholders request that the board prepare a report for shareholders, by October 2010 at reasonable cost and excluding proprietary and confidential information, on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet.

In developing principles, we urge the board to consider authoritative statements on human rights and the Internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles; as well as the Universal Declaration of Human Rights.

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 1, 2009

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: Louise Rice / Schwab Account #*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This is to confirm that Charles Schwab & Co. holds as custodian for the above referenced account more than $2,000.00 (two thousand dollars) worth of common stock in Comcast Corporation (CMCSA) These shares have been held continuously for at least one year prior to and through today's date.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

Schwab Institutional is a division of Charles Schwab & Co., Inc. ("Schwab"). Member SIPC.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Comcast Corporation.

I am the beneficial owner of 429 shares of Comcast Corporation (CMCSA) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2010.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Louise Rice
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

11/30/09
Date

EXHIBIT C



Comcast Corporation
2001 Pennsylvania Ave., NW
Suite 500
Washington, DC 20006
202.379.7100 Tel
202.466.7718 Fax
www.comcast.com

September 19, 2008

VIA ECFS AND HAND DELIVERY

Ms. Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: **In the Matter of Formal Complaint of Free Press and Public Knowledge Against Comcast Corporation for Secretly Degrading Peer-to-Peer Applications, File No. EB-08-IH-1518**

In the Matter of Broadband Industry Practices; Petition of Free Press et al. for Declaratory Ruling that Degrading an Internet Application Violates the FCC's Internet Policy Statement and Does Not Meet an Exception for "Reasonable Network Management," WC Docket No. 07-52

Dear Ms. Dortch:

In accordance with the Commission's August 20, 2008 *Memorandum Opinion and Order* regarding Comcast's network management practices for our High-Speed Internet ("HSI") service,[1] Comcast hereby complies with the three filing requirements set forth therein. Specifically, consistent with Paragraphs 54 and 59 of the Commission's *Order*, we submit the following:

(1) a description of our current approach to managing network congestion (Attachment A);

(2) a description of the new protocol-agnostic congestion management practices to which we are transitioning no later than year-end 2008 (Attachment B); and

(3) a compliance plan setting forth the benchmarks that we will meet as part of this transition (Attachment C). We have also included in this document our plans for direct communication with our customers during this transition.

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[1] *In re Formal Complaint of Free Press & Pub. Knowledge Against Comcast Corp. for Secretly Degrading Peer-to-Peer Applications; Broadband Industry Practices; Petition of Free Press et al. for Declaratory Ruling That Degrading an Internet Application Violates the FCC's Internet Policy Statement & Does Not Meet an Exception for "Reasonable Network Management,"* Mem. Op. and Order, FCC 08-183 (Aug. 20, 2008) ("*Order*").

These filings are consistent with our previously announced commitment to transition away from the congestion management practices we currently use to prevent peer-to-peer ("P2P") traffic from degrading our customers' use and enjoyment of our HSI service to a new set of protocol-agnostic congestion management practices, and to do so across our network by December 31, 2008. Over the last several months, we have conducted technical trials to determine how best to implement a new protocol-agnostic approach to congestion management. We are making excellent progress and are on track to complete the transition as scheduled. As in everything we do, our goal is to ensure continued delivery of a world-class service to all of our subscribers, while minimizing the impact on any individual users whose traffic must be managed as part of this process.

We continue to refine the details of our new practices, so we commit to make supplementary filings in this docket as necessary to keep the Commission (and the public) informed of any material changes in our plans before we complete the transition to protocol-agnostic congestion management by year-end. Separate and apart from the requirements of the *Order*, we have an ongoing commitment to our customers to provide a world-class Internet experience. To do so, we must always preserve the flexibility to manage our network in lawful and appropriate ways. Moreover, we know that clear communication with our customers is essential to a successful long-term relationship. So we are committed to ensuring that our customers receive clear, concise, and useful information about the services that we provide.

Even as we adopt the new network management practices described in Attachment B, we continue to make the investments in network upgrades that will permit us to better prevent congestion and meet our customers' ever-increasing demands for bandwidth. For example, earlier this year we doubled, and in many cases tripled, the upload speeds for almost all of our existing HSI customers. In addition, since our initial rollout of DOCSIS 3.0 (which currently offers consumers wideband download speeds of up to 50 Mbps and upload speeds of up to 5 Mbps) in the Twin Cities Region in April, we have continued preparations to deploy DOCSIS 3.0 to up to 20 percent of our footprint by the end of this year, and in many more markets in 2009.

As all of the Commissioners recognize, the Internet is an engine for innovation and economic growth. We are proud to be a leader in bringing broadband Internet to consumers all over the country, adding fuel to that engine. We will continue to work hard to deliver a world-class service that gives all of our subscribers access to the content, applications, and services that they demand.

Please contact me should you have any questions regarding this submission.

Sincerely,

/s/ Kathryn A. Zachem

Kathryn A. Zachem
Vice President, Regulatory Affairs
Comcast Corporation

cc: Chairman Kevin J. Martin
Commissioner Michael J. Copps
Commissioner Jonathan S. Adelstein
Commissioner Deborah T. Tate
Commissioner Robert M. McDowell
Daniel Gonzalez
Dana Shaffer
Scott Bergmann
Scott Deutchman
Kris Monteith
Amy Bender
Greg Orlando
Nick Alexander

EXHIBIT D

ATTACHMENT A:

COMCAST CORPORATION
DESCRIPTION OF CURRENT NETWORK MANAGEMENT PRACTICES

COMCAST CORPORATION
DESCRIPTION OF CURRENT NETWORK MANAGEMENT PRACTICES

Pursuant to Paragraphs 54 and 59 of the Commission's *Memorandum Opinion & Order* regarding how Comcast manages congestion on its High-Speed Internet ("HSI") network, Comcast hereby "disclose[s] to the Commission the precise contours of the network management practices at issue here, including what equipment has been utilized, when it began to be employed, when and under what circumstances it has been used, how it has been configured, what protocols have been affected, and where it has been deployed."[1]

I. INTRODUCTION

Comcast's HSI network is a shared network. This means that our HSI customers share upstream and downstream bandwidth with their neighbors. Although the available bandwidth is substantial, so, too, is the demand. Thus, when a relatively small number of customers in a neighborhood place disproportionate demands on network resources, this can cause congestion that degrades their neighbors' Internet experience. In our experience, over the past several years, the primary cause of congestion (particularly in the upstream portion of our network) has been the high-volume consumption of bandwidth associated with use of certain peer-to-peer ("P2P") protocols. In order to tailor our network management efforts to this reality, Comcast's current congestion management practices were designed to address this primary contributor to congestion. Our objective in doing so was to provide all our customers with the best possible broadband Internet experience in the marketplace.

As described in Attachment B, in response to significant stated concerns of the Internet community, Comcast had already announced plans to transition away from its P2P-specific

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[1] *In re Formal Complaint of Free Press & Pub. Knowledge Against Comcast Corp. for Secretly Degrading Peer-to-Peer Applications; Broadband Industry Practices; Petition of Free Press et al. for Declaratory Ruling That Degrading an Internet Application Violates the FCC's Internet Policy Statement & Does Not Meet an Exception for "Reasonable Network Management,"* Mem. Op. and Order, FCC 08-183 ¶¶ 54, 59 (Aug. 20, 2008) ("*Order*").

congestion management practices and terminate them entirely by December 31, 2008. Paragraph 54 of the *Order* directs Comcast to describe these current practices, and we do so here.[2]

At the outset, we provide some background on how these practices came into being and how they work in a general sense. We then provide the greater detail required by the *Order*.

II. BACKGROUND

To understand exactly how Comcast currently manages congestion on its network, it is helpful to have a general understanding of how Comcast's HSI network is designed.[3] Comcast's HSI network is what is commonly referred to as a hybrid fiber-coax network, with coaxial cable connecting each subscriber's cable modem to an Optical Node, and fiber optic cables connecting the Optical Node, through distribution hubs, to the Cable Modem Termination System ("CMTS"), which is also known as the "data node." The CMTSes are then connected to higher-level routers, which in turn are connected to Comcast's Internet backbone facilities. Today, Comcast has approximately 3300 CMTSes deployed throughout our network, serving our 14.4 million HSI subscribers.

Each CMTS has multiple "ports" that handle traffic coming into and leaving the CMTS. In particular, each cable modem deployed on the Comcast HSI network is connected to the CMTS through the "ports" on the CMTS. These ports can be either "downstream" ports or "upstream" ports, depending on whether they send information to cable modems (downstream) or receive information from cable modems (upstream) attached to the port. Today, on average,

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[2] Although the *Order* focuses entirely on Comcast's current practices with respect to controlling network congestion, Comcast's efforts to deliver a superior Internet experience involve a wide variety of other network management efforts beyond congestion control. As Comcast has previously explained, we actively manage our HSI network in order to enhance our customers' Internet experience by, among other things, blocking spam, preventing viruses from harming the network and our subscribers, thwarting denial-of-service attacks, and empowering our customers' ability to control the content that enters their homes.

[3] The reader may find it useful to refer to the attached glossary for additional explanation of unfamiliar terms.

about 275 cable modems share the same downstream port and about 100 cable modems share the same upstream port. As will be described later in this document, Comcast's current congestion management practices focus solely on a subset of *upstream* traffic.

Internet usage patterns are dynamic and change constantly over time. As broadband networks deliver higher speeds, this enables the deployment of new content, applications, and services, which in turn leads more and more households to discover the benefits of broadband Internet services. Several years ago, Comcast became aware of a growing problem of congestion on its HSI network, as traffic volumes, particularly for upstream bandwidth (which is provisioned in lesser quantities than downstream bandwidth[4]), were growing rapidly and affecting the use of various applications and services that are particularly sensitive to latency (i.e., packets arriving slowly) or jitter (i.e., packets arriving with variable delay).

In order to diagnose the cause of the congestion and explore means to alleviate it, in May 2005, Comcast began trialing network management technology developed by Sandvine, Inc. The Sandvine technology identified which protocols were generating the most traffic and where in the network the congestion was occurring. After jointly reviewing significant amounts of usage data, Comcast and Sandvine determined that the use of several P2P protocols was regularly generating disproportionate burdens on the network, primarily on the upstream portion of the network, causing congestion that was affecting other users on the network.

As previously explained on the record and described in greater detail below, in order to mitigate congestion, Comcast determined that it should manage *only* those protocols that placed

[4] This asymmetric provisioning of bandwidth is based on how the vast majority of consumers have historically used the Internet, i.e., most consumers have been far more interested in how fast they could surf the web, how fast they could download files, and whether they could watch streaming video than in uploading large files. Even today, with the widespread proliferation of services that place greater demand on upstream resources, most consumers still download much more than they upload, and so we continue to architect our network to optimize the experience of the vast majority of our users. As usage patterns change over time, so, too, will our provisioning practices.

excessive burdens on the network, and that it should manage those protocols in a minimally intrusive way utilizing the technology available at the time. More specifically, in an effort to avoid upstream congestion, Comcast established thresholds for the number of simultaneous unidirectional uploads that can be initiated for each of the managed protocols in any given geographic area; when the number of simultaneous sessions remains below those thresholds, uploads are not managed. The thresholds for each protocol vary depending upon a number of factors discussed in detail below, including how the particular protocol operates and the burden that the particular protocol was determined to place on our upstream bandwidth. These management practices were not based on the type (video, music, data, etc.) or content of traffic being uploaded.

The Sandvine equipment has been used (1) to determine when the number of simultaneous unidirectional upload sessions for a particular P2P protocol in a particular geographic area reaches its pre-determined threshold, and (2) when a threshold is reached, to temporarily delay the initiation of any new unidirectional upload sessions for that protocol until the number of simultaneous unidirectional upload sessions drops below that threshold.

III. WHAT EQUIPMENT IS UTILIZED?

The specific equipment Comcast uses to effectuate its network management practices is a device known as the Sandvine Policy Traffic Switch 8210 ("Sandvine PTS 8210"). Literature describing this product is attached. The following sections explain where and how Comcast uses the Sandvine PTS 8210.

IV. WHERE HAS THE EQUIPMENT BEEN DEPLOYED AND WHEN AND UNDER WHAT CIRCUMSTANCES HAS IT BEEN USED?

Comcast initially began technical trials with the Sandvine PTS 8210s starting in May 2005. Commercial (i.e., not trial) deployment of this equipment took place over an extended period of time, beginning in 2006. We achieved wide-scale deployment in 2007.[5]

On Comcast's network, the Sandvine PTS 8210 is deployed "out-of-line" (that is, out of the regular traffic flow)[6] and is located adjacent to the CMTS. Upstream traffic from cable modems will pass through the CMTS on its way to upstream routers, and then, depending on the traffic's ultimate destination, onto Comcast's Internet backbone. A "mirror" replicates the traffic flow that is heading upstream from the CMTS without otherwise delaying it and sends it to the Sandvine PTS 8210, where the protocols in the traffic flow are identified and the congestion management policy is applied in the manner described in greater detail below. In some circumstances, two small CMTSes located near each other may be managed by a single Sandvine PTS 8210.[7] The following graphics provide a simplified illustration of these two configurations:

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[5] Some locations currently have a network design that is different from the standard Comcast network design because we are trialing new protocol-agnostic congestion management practices in those locations, we are preparing those locations for evolution to DOCSIS 3.0 (which has already been launched in one market), or we acquired those systems from other operators and are in the process of standardizing them. The congestion management practices described herein are not used in those systems. The locations of our trials have been widely publicized, but disclosure of proprietary plans regarding the order and timing for network investments and service upgrades would cause substantial competitive harm.

[6] Comcast deploys the Sandvine PTS 8210 "out-of-line" so as to not create an additional potential "point-of-failure" (i.e., a point in the network where the failure of a piece of equipment would cause the network to cease operating properly). The Sandvine equipment can also be deployed "in-line," which can make the management effectuated by the equipment nearly undetectable, but Comcast does not employ this configuration.

[7] Although the PTS generally monitors traffic and effectuates policy at the CMTS level, the session management interface is administered at the Upstream Router, one layer higher in the overall architecture.


Comcast Optical Transport Node (OTN)
Session Management Interface
Upstream Router (UR)
Upstream Router (UR)
Active Link
Standby Link
SANDVINE PTS 8210
RX
"Mirror"
CMTS
Subscribers

Diagram 1: Sandvine PTS Serving One CMTS.


Comcast Optical Transport Node (OTN)
Session Management Interface
Upstream Router (UR)
Upstream Router (UR)
Active Links
Standby Links
SANDVINE PTS 8210
RX
"Mirror"
RX
"Mirror"
CMTS
CMTS
Subscribers
Subscribers

Diagram 2: Sandvine PTS Serving Two CMTSes.

V. HOW HAS THE EQUIPMENT BEEN CONFIGURED AND WHAT PROTOCOLS HAVE BEEN AFFECTED?

For purposes of managing network congestion,[8] the Sandvine PTS 8210 has been configured to identify unidirectional P2P uploads for the protocols -- identified below -- that were determined to be the primary causes of upstream congestion.[9] To do this, the Sandvine PTS uses technology that processes the addressing, protocol, and header information of a particular packet to determine the session type. The Sandvine PTSes, as deployed on Comcast's network, *do not inspect the content.* These devices only examine the relevant header information in the packet that indicates what type of protocol is being used (i.e., P2P, VoIP, e-mail, etc.). The equipment used does *not* read the contents of the message in order to determine whether the P2P packet is text, music, or video; listen to what is said in a VoIP packet; read the text of an e-mail packet; identify whether any packet contains political speech, commercial speech, or entertainment; or try to discern whether packets are personal or business, legal or illicit, etc.

The following diagram graphically depicts the session identification technique undertaken by the Sandvine PTS 8210 as deployed on Comcast's network. The first layers include addressing, protocol, and other "header" information that tells the network equipment what kind of packet it is. The "content" layer is the actual web page, music file, picture, video, etc., and is not examined by the Sandvine equipment.

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[8] The Sandvine PTS 8210 has not been used solely to manage congestion. It also performs numerous functions related to network management and security, including traffic analysis, anti-spam measures, denial-of-service attack prevention, and other similar functions.

[9] A "unidirectional upload" session is different from an upload associated with a "bidirectional upload" session. A session is considered bidirectional when the user is simultaneously uploading to *and* downloading from another individual using a single TCP flow. Two of the protocols that are managed, BitTorrent and eDonkey, use bidirectional sessions; the other protocols only use unidirectional sessions. A large percentage of P2P traffic is bidirectional and is not managed by these techniques.


Network Layer
Addressing
Equipment Reading
Layer 1 (Wire)
Wire type, location
Provisioning tools
Layer 2 (Link)
Ethernet address, Ethernet type, 802.1p tags, VLAN tags
Ethernet switch
Layer 3 (Internetwork)
IP address, DSCP, protocol
Router
Layer 4 (Transport)
TCP, UDP ports
Router, SBC, stateless firewall, NAT
Layer 7 (Application)
URL, SMTP address, POP3 mailbox
Router, SBC, stateful firewall, NAT, IDS
(Content)
Web page, email body
Anti-Virus, content accelerator
Comcast's current session identification technique only examines the relevant information in these layers.
Comcast's current session identification technique does not read the contents of the packet.

Diagram 3: Session Identification Technique.

In selecting which P2P protocol uploads to manage, network data were analyzed that identified the particular protocols that were generating disproportionate amounts of traffic. Based on that analysis, five P2P protocols were identified to be managed: Ares, BitTorrent, eDonkey, FastTrack, and Gnutella. Four of those protocols have been subject to Comcast's management practices since Comcast first implemented these practices. Ares was added in November 2007 after traffic analysis showed that it, too, was generating disproportionate demands on network resources.

For each of the managed P2P protocols, the PTS monitors and identifies the number of simultaneous unidirectional uploads that are passed from the CMTS to the upstream router. Because of the prevalence of P2P traffic on the upstream portion of our network, the number of simultaneous unidirectional upload sessions of any particular P2P protocol at any given time serves as a useful proxy for determining the level of overall network congestion. For each of the protocols, a session threshold is in place that is intended to provide for equivalently fair access between the protocols, but still mitigate the likelihood of congestion that could cause service degradation for our customers.

Developing session thresholds for each P2P protocol must take into account the unique characteristics and behavior of each particular protocol. For example, BitTorrent and eDonkey use both bidirectional and unidirectional upload sessions, whereas Ares, FastTrack, and Gnutella only use unidirectional upload sessions.[10] And even between BitTorrent and eDonkey, there are significant differences. The BitTorrent protocol more heavily promotes bidirectional uploads as compared to eDonkey, so, while they both may have the same total number of sessions, BitTorrent would have a much higher percentage of bidirectional sessions than eDonkey. Differences also arise between Ares, FastTrack, and Gnutella. For example, each protocol consumes different amounts of bandwidth per session (e.g., a high percentage of Ares unidirectional uploads consume negligible bandwidth).

The following table lays out by protocol the simultaneous unidirectional upload session thresholds for each protocol as well as the typical ratio of bidirectional to unidirectional traffic observed on our HSI network for those P2P protocols that use both, and other factors that contribute to the overall bandwidth consumption by protocol.

[10] Session thresholds are not applied to bidirectional uploads so as to not interfere with the corresponding download.

Protocol	Ratio Bi:Uni	Session Equivalence[11]	Uni Threshold	Notes
Ares	(N/A)	150	150	Many overhead flows exist for signaling, using little or no bandwidth. The session limit is set higher to account for this. Ares is typically used for small files.
BitTorrent	~20:1	~160	8	High ratio of bidirectional to unidirectional flows. The bidirectional to unidirectional ratio varies. Typically used for large files.
eDonkey	~.3:1	~42	32	Low ratio of bidirectional to unidirectional flows. Used for large files.
FastTrack	(N/A)	24	24	Typically used for large files.
Gnutella	(N/A)	80	80	Typically used for small files.

Table 1: Managed Protocols, Relevant Thresholds, and Other Notes

When the number of unidirectional upload sessions for any of the managed P2P protocols for a particular Sandvine PTS reaches the pre-determined session threshold, the Sandvine PTS issues instructions called "reset packets" that delay unidirectional uploads for that particular P2P protocol in the geographic area managed by that Sandvine PTS. The "reset" is a flag in the packet header used to communicate an error condition in communication between two computers on the Internet. As used in our current congestion management practices, the reset packet is used to convey that the system cannot, at that moment, process additional high-resource demands without creating risk of congestion. Once the number of simultaneous unidirectional uploads falls below the pre-determined session limit threshold for a particular protocol, new uploads using that protocol are allowed to proceed. Some significant percentage of P2P sessions last

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[11] This number reflects the total number of sessions that we estimate are on-going at any moment in time when the number of simultaneous upload sessions has met the threshold that has been established for that protocol.

only a few seconds, so, even when the thresholds are met, new opportunities for unidirectional uploads generally occur quite frequently.

VI. CONCLUSION

Data collected from our HSI network demonstrate that, even with these current management practices in place, P2P traffic continues to comprise approximately half of all upstream traffic transmitted on our HSI network -- and, in some locations, P2P traffic is as much as two-thirds of total upstream traffic. The data also show that, even for the most heavily used P2P protocols, more than 90 percent of these flows are unaffected by the congestion management. Data recently collected from our network show that, when a P2P upload from a particular computer was delayed by a reset packet, that same computer successfully initiated a P2P upload within one minute in 80 percent of the cases. In fact, most of our customers using P2P protocols to upload on any given day never experienced any delay at all.

Nonetheless, as Comcast previously stated and as the Order now requires, *Comcast will end these protocol-specific congestion management practices throughout its network by the end of 2008.*

Basic Glossary

Cable Modem:

A device located at the customer premise used to access the Comcast High Speed Internet (HSI) network. In some cases, the cable modem is owned by the customer, and in other cases it is owned by the cable operator. This device has an interface (i.e., someplace to plug in a cable) for connecting the coaxial cable provided by the cable company to the modem, as well as one or more interfaces for connecting the modem to a customer's PC or home gateway device (e.g., router, firewall, access point, etc.). In some cases, the cable modem function, i.e., the ability to access the Internet, is integrated into a home gateway device or embedded multimedia terminal adapter (eMTA). Once connected, the cable modem links the customer to the HSI network and ultimately the broader Internet.

Cable Modem Termination System (CMTS):

A piece of hardware located in a cable operator's local network (generally in a "headend") that acts as the gateway to the Internet for cable modems in a particular geographic area. A simple way to think of the CMTS is as a router with interfaces on one side leading to the Internet and interfaces on the other connecting to Optical Nodes and then customers.

Cable Modem Termination System Port:

A CMTS has both upstream and downstream network interfaces to serve the local access network, which we refer to as upstream or downstream ports. A port generally serves a neighborhood of hundreds of homes.

Channel Bonding:

A technique for combining multiple downstream and/or upstream channels to increase customers' download and/or upload speeds, respectively. Multiple channels from the HFC network can be bonded into a single virtual port (called a bonded group), which acts as a large single channel or port to provide increased speeds for customers. Channel bonding is a feature of Data Over Cable Service Interface Specification (DOCSIS) version 3.

Coaxial Cable (Coax):

A type of cable used by a cable operator to connect customer premise equipment (CPE) -- such as TVs, cable modems (including embedded multimedia terminal adapters), and Set Top Boxes -- to the Hybrid Fiber Coax (HFC) network. There are many grades of coaxial cable that are used for different purposes. Different types of coaxial cable are used for different purposes on the network.

Comcast High Speed Internet (HSI):

A service/product offered by Comcast for delivering Internet service over a broadband connection.

Customer Premise Equipment (CPE):

Any device that resides at the customer's residence.

Data Over Cable Service Interface Specification (DOCSIS):

A reference standard that specifies how components on cable networks need to be built to enable HSI service over an HFC network. These standards define the specifications for the cable modem and the CMTS such that any DOCSIS certified cable modem will work on any DOCSIS certified CMTS independent of the selected vendor. The interoperability of cable modems and cable modem termination systems allows customers to purchase a DOCSIS certified modem from a retail outlet and use it on their cable-networked home. These standards are available to the public at the CableLabs website, at http://www.cablelabs.com.

Downstream:

Description of the direction in which a signal travels. Downstream traffic occurs when users are downloading something from the Internet, such as watching a YouTube video, reading web pages, or downloading software updates.

Headend:

A cable facility responsible for receiving TV signals for distribution over the HFC network to the end customers. This facility typically also houses the cable modem termination systems. This is sometimes also called a "hub."

Hybrid Fiber Coax (HFC):

Network architecture used primarily by cable companies, comprising of fiber optic and coaxial cables that deliver Voice, Video, and Internet services to customers.

Internet Protocol (IP):

Set of standards for sending data across a packet switched network like the Internet. In the Open System Interconnection Basic Reference Model (OSI) model, IP operates in the "Network Layer" or "Layer 3." The HSI product utilizes IP to provide Internet access to customers.

Internet Protocol Detail Record (IPDR):

Standardized technology for monitoring subscribers' upstream and downstream Internet usage data based on their cable modem. The data is collected from the CMTS and sent to a server for further processing. Additional information is available at: http://www.ipdr.org.

Optical Node:

A component of the HFC network generally located in customers' local neighborhoods that is used to convert the optical signals sent over fiber-optic cables to electrical signals that can be sent over coaxial cable to customers' cable modems, or vice versa. A fiber optic cable connects the Optical Node, through distribution hubs, to the CMTS and coaxial cable connects the Optical Node to customers' cable modems.

Open System Interconnection Basic Reference Model (OSI Model):

A framework for defining various aspects of a communications network in a layered approach. Each layer is a collection of conceptually similar functions that provide services to the layer above it, and receive services from the layer below it. The seven layers of the OSI model are listed below:

Layer 7 – Application
Layer 6 – Presentation
Layer 5 – Session
Layer 4 – Transport
Layer 3 – Network
Layer 2 – Data Link
Layer 1 – Physical

Port:

A port is a physical interface on a device used to connect cables in order to connect with other devices for transferring information/data. An example of a physical port is a CMTS port. Prior to DOCSIS version 3, a single CMTS physical port was used for either transmitting or receiving data downstream or upstream to a given neighborhood. With DOCSIS version 3, and the channel bonding feature, multiple CMTS physical ports can be combined to create a virtual port.

Provisioned Bandwidth:

Comcast-specific definition The peak speed associated with a tier of service purchased by a customer. For example, a customer with a 16 Mbps/2 Mbps (Down/Up) speed tier would be said to be provisioned with 16 Mbps of downstream bandwidth and 2 Mbps of upstream bandwidth.

Quality of Service (QoS):

Set of techniques to manage network resources to ensure a level of performance to specific data flows. One method for providing QoS to a network is by differentiating the type of traffic by class or flow and assigning priorities to each type. When the network becomes congested, the data packets that are marked as having higher priority will have higher likelihood of getting serviced.

Transmission Control Protocol (TCP):

Set of standard rules for reliably communicating data between programs operating on computers. TCP operates in the "Transport Layer" or "Layer 4" of the OSI model and deals with the ordered delivery of data to specific programs. If we compare the data communication network to the US Postal Service mail with delivery confirmation, the Network Layer would be analogous to the Postal Address of the recipient where the TCP Layer would be the ATTN field or the person that is to receive the mail. Once the receiving program receives the data, an acknowledgement is returned to the sending program.

Upstream:

Description of the direction in which a signal travels. Upstream traffic occurs when users are uploading something to the network, such as sending email, sharing P2P files, or uploading photos to a digital photo website.

EXHIBIT E

EXHIBIT E

ATTACHMENT B:

COMCAST CORPORATION
DESCRIPTION OF PLANNED NETWORK MANAGEMENT PRACTICES TO BE DEPLOYED FOLLOWING THE TERMINATION OF CURRENT PRACTICES

COMCAST CORPORATION
DESCRIPTION OF PLANNED NETWORK MANAGEMENT PRACTICES TO BE DEPLOYED FOLLOWING THE TERMINATION OF CURRENT PRACTICES

Pursuant to Paragraphs 54 and 59 of the Commission's *Memorandum Opinion & Order* regarding how Comcast manages congestion on its High-Speed Internet ("HSI") network, Comcast hereby "disclose[s] to the Commission and the public the details of the network management practices that it intends to deploy following the termination of its current practices, including the thresholds that will trigger any limits on customers' access to bandwidth."[1]

I. INTRODUCTION & SUMMARY

Comcast's HSI network is a shared network. This means that our HSI customers share upstream and downstream bandwidth with their neighbors. Although the available bandwidth is substantial, so, too, is the demand. Thus, when a relatively small number of customers in a neighborhood place disproportionate demands on network resources, this can cause congestion that degrades their neighbors' Internet experience.[2] The goal of Comcast's new congestion management practices will be to enable all users of our network resources to access a "fair share" of that bandwidth, in the interest of ensuring a high-quality online experience for all of Comcast's HSI customers.[3]

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1 *In re Formal Complaint of Free Press & Pub. Knowledge Against Comcast Corp. for Secretly Degrading Peer-to-Peer Applications; Broadband Industry Practices; Petition of Free Press et al. for Declaratory Ruling That Degrading an Internet Application Violates the FCC's Internet Policy Statement & Does Not Meet an Exception for "Reasonable Network Management,"* Mem. Op. and Order, FCC 08-183 ¶¶ 54, 59 (Aug. 20, 2008) ("*Order*").

2 Although the *Order* focuses entirely on Comcast's current practices with respect to controlling network congestion, Comcast's efforts to deliver a superior Internet experience involve a wide variety of other network management efforts beyond congestion control. As Comcast has previously explained, we actively manage our HSI network in order to enhance our customers' Internet experience by, among other things, blocking spam, preventing viruses from harming the network and our subscribers, thwarting denial-of-service attacks, and empowering our customers' ability to control the content that enters their homes.

3 These congestion management practices are independent of, and should not be confused with, our recent announcement that we will amend the "excessive use" portion of our Acceptable Use Policy, effective October 1, 2008, to establish a specific monthly data usage threshold of 250 GB per account for all residential HSI customers. This excessive use threshold is designed to prevent any one residential account from consuming excessive amounts

Importantly, the new approach will be protocol-agnostic; that is, it *will not* manage congestion by focusing on the use of the specific protocols that place a disproportionate burden on network resources, or any other protocols. Rather, the new approach will focus on managing the traffic of those individuals who are using the most bandwidth at times when network congestion threatens to degrade subscribers' broadband experience and who are contributing disproportionately to such congestion at those points in time.

Specific details about these practices, including relevant threshold information, the type of equipment used, and other particulars, are discussed at some length later in this document. At the outset, however, we present a very high-level, simplified overview of how these practices will work once they are deployed. Despite all the detail provided further below, the fundamentals of this approach can be summarized succinctly:

1. Software installed in the Comcast network continuously examines aggregate traffic usage data for individual segments of Comcast's HSI network. If overall upstream or downstream usage on a particular segment of Comcast's HSI network reaches a pre-determined level, the software moves on to step two.

2. At step two, the software examines bandwidth usage data for subscribers in the affected network segment to determine which subscribers are using a disproportionate share of the bandwidth. If the software determines that a particular subscriber or subscribers have been the source of high volumes of network traffic during a recent period of minutes, traffic originating from that subscriber or those subscribers temporarily will be assigned a lower priority status.

3. During the time that a subscriber's traffic is assigned the lower priority status, such traffic will not be delayed so long as the network segment is not actually congested. If, however, the network segment becomes congested, such traffic could be delayed.

4. The subscriber's traffic returns to normal priority status once his or her bandwidth usage drops below a set threshold over a particular time interval.

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of network resources as measured over the course of a month. That cap does not address the issue of network congestion, which results from traffic levels that vary from minute to minute. We have long had an "excessive use" limit in our Acceptable Use Policy but have been criticized for failing to specify what is considered to be "excessive." The new cap provides clarity to customers regarding the specific monthly consumption limit per account. As with the existing policy, a user who violates the excessive use policy twice within six months is subject to having his or her Internet service account terminated for one year.

We have made considerable progress in recent months in formulating our plans for this new approach, adjusting them, and subjecting them to real-world trials. Market trials in Chambersburg, PA; Warrenton, VA; Lake City, FL; East Orange, FL; and Colorado Springs, CO have enabled us to validate the utility of the general approach and collect substantial trial data to test multiple variations and alternative formulations.

Comcast appreciates the *Order*'s recognition that Comcast "may not have finalized the details of the network management practices that it intends to deploy following termination of its current practices" by the date of this report,[4] but our progress to date is sufficient that we do not need to make the certification contemplated by the *Order* or postpone disclosing the details of our current plans. Certainly some additional adjustments -- and possibly material changes -- will be made as we continue our trials and move forward with implementation. Thus, consistent with the spirit of the language quoted above, Comcast commits that, until we have completed our transition to the protocol-agnostic congestion management practices described below, we will inform the Commission and the public of any material changes to the practices and plans detailed here, at least two weeks prior to implementation of any such changes.[5]

II. IMPLEMENTATION AND CONFIGURATION

To understand exactly how these new congestion management practices will work, it will be helpful to have a general understanding of how Comcast's HSI network is designed. Comcast's HSI network is what is commonly referred to as a hybrid fiber-coax network, with coaxial cable connecting each subscriber's cable modem to an Optical Node, and fiber optic cables connecting the Optical Node, through distribution hubs, to the Cable Modem Termination

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[4] *Order* ¶ 55 n.246.

[5] We recognize that clear communication with our customers is an important part of a successful long-term relationship. On an ongoing basis, we will provide our customers with clear, concise, and useful information about the services that we provide.

System ("CMTS"), which is also known as a "data node."[6] The CMTSes are then connected to higher-level routers, which in turn are connected to Comcast's Internet backbone facilities. Today, Comcast has approximately 3300 CMTSes deployed throughout our network, serving our 14.4 million HSI subscribers.

Each CMTS has multiple "ports" that handle traffic coming into and leaving the CMTS. In particular, each cable modem deployed on the Comcast HSI network is connected to the CMTS through the ports on the CMTS. These ports can be either "downstream" ports or "upstream" ports, depending on whether they send information to cable modems (downstream) or receive information from cable modems (upstream) attached to the port.[7] Today, on average, about 275 cable modems share the same downstream port and about 100 cable modems share the same upstream port. Both types of ports can experience congestion that could degrade the broadband experience of our subscribers and, unlike with the previous congestion management practices, both upstream and downstream traffic will be subject to management under these new practices.

To implement Comcast's new protocol-agnostic congestion management practices, Comcast will purchase new hardware and software that will be deployed near the Regional Network Routers ("RNRs") that are further upstream in Comcast's network. This new hardware will consist of Internet Protocol Detail Record ("IPDR") servers, Congestion Management servers, and PacketCable Multimedia ("PCMM") servers. Further details about each of these pieces of equipment can be found below, in Section III. It is important to note here, however,

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[6] The reader may find it useful to refer to the attached glossary for additional explanation of unfamiliar terms.

[7] The term "port" as used here generally contemplates single channels on a CMTS, but these statements will apply to virtual channels, also known as "bonded groups," in a DOCSIS 3.0 environment.

that, even though the physical location of these servers is at the RNR, the servers will communicate with -- and manage individually -- multiple ports on multiple CMTSes to effectuate the practices described in this document. That is to say, bandwidth usage on one CMTS port will have no effect on whether the congestion management practices described herein are applied to a subscriber on a different CMTS port.

The following diagram provides a simplified graphical depiction of the network architecture just described:



Simplified Network Diagram Showing High-Level Comcast Network and Servers Relevant to the New Practices
CM
Coax
Fiber
Optical Node
CMTS In Headend
Local Market Router
GigE
Statistics Collection Servers
Congestion Management Servers
QoS Servers
Regional Network Router
Internet Backbone Router
Comcast Internet Backbone

Diagram 1: Comcast Network Design

Each Comcast HSI subscriber's cable modem has a "bootfile" that contains certain pieces of information about the subscriber's service to ensure that the service functions properly.[8] For example, the bootfile contains information about the maximum speed (what we refer to in this document as the "provisioned bandwidth") that a particular modem can achieve based on the tier (personal, commercial, etc.) the customer has purchased. Bootfiles are generally reset from time to time to account for changes in the network and other updates, and this is usually done through a command sent from the network and without any effect on the subscriber. In preparation for the transition to the new practices, Comcast will send new bootfiles to our HSI customers' cable modems that will create two Quality of Service ("QoS") levels for Internet traffic going to and from the cable modem: (1) "Priority Best-Effort" traffic ("PBE"); and (2) "Best-Effort" traffic ("BE"). As with previous changes to cable modem bootfiles, the replacement of the old bootfile with the new bootfile requires no active participation by Comcast customers.[9]

Thereafter, all traffic going to or coming from cable modems on the Comcast HSI network will be designated as either PBE or BE. PBE will be the default status for all Internet traffic coming from or going to a particular cable modem. Traffic will be designated BE for a particular cable modem only when both of two conditions are met:

- First, the usage level of a particular upstream or downstream port of a CMTS, as measured over a particular period of time, must be nearing the point where congestion could degrade users' experience. We refer to this as the "Near Congestion State" and, based on the technical trials we have conducted, we have established a threshold, described in more detail below, for when a particular CMTS port enters that state.

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8 No personal information is included in the bootfile; it only includes information about the service that the subscriber has purchased.

9 A very small percentage of Comcast's HSI customers use first-generation cable modems that cannot support the new congestion management practices. These cable modems will not receive the new bootfiles and, after December 31, 2008, those cable modems will not be subject to congestion management and all their traffic effectively will be designated PBE. These older cable modems have less capability to utilize significant amounts of bandwidth and will, in any event, be replaced over time.

- Second, a particular subscriber must be making a significant contribution to the bandwidth usage on the particular port, as measured over a particular period of time. We refer to this as the "Extended High Consumption State" and, based on the technical trials we have conducted, we have established a threshold, described in more detail below, for when a particular user enters that state.

When, *and only when*, both conditions are met, a user's upstream or downstream traffic (depending on which type of port is in the Near Congestion State) will be designated as BE. Then, to the extent that actual congestion occurs, any delay resulting from the congestion will affect BE traffic before it affects PBE traffic.

We now explain the foregoing in greater detail.

A. Thresholds For Determining When a CMTS Port Is in a Near Congestion State

For a CMTS port to enter the Near Congestion State, traffic flowing to or from that CMTS port must exceed a specified level (the "Port Utilization Threshold") for a specific period of time (the "Port Utilization Duration"). The Port Utilization Threshold on a CMTS port is measured as a percentage of the total aggregate upstream or downstream bandwidth for the particular port during the relevant timeframe. The Port Utilization Duration on the CMTS is measured in minutes.

Values for each of the thresholds to be used as part of this new management technique have been tentatively established after an extensive process of lab tests, simulations, technical trials, vendor evaluations, customer feedback, and a third-party consulting analysis. In the same way that specific anti-spam or other network management practices are adjusted to address new issues that arise, it is a near certainty that these values will change in both the short-term and the long-term, as Comcast gathers more data and performs additional analysis resulting from wide-scale deployment of the new technique. Moreover, as with any large network or software system, software bugs and/or unexpected errors may arise, requiring software patches or other corrective actions. As always, our decisions on these matters will be driven by the marketplace imperative that we deliver the best possible experience to our HSI subscribers.

Given our experience so far, we have determined that a starting point for the upstream Port Utilization Threshold should be 70 percent and the downstream Port Utilization Threshold should be 80 percent. For the Port Utilization Duration, we have determined that the starting point should be approximately 15 minutes (although some technical limitations in some newer CMTSes deployed on Comcast's network may make this time period vary slightly). Thus, over any 15-minute period, if an average of more than 70 percent of a port's upstream bandwidth capacity or more than 80 percent of a port's downstream bandwidth capacity is utilized, that port will be determined to be in a Near Congestion State.

Based on the trials to date, we expect that a typical CMTS port on our HSI network will be in a Near Congestion State only for relatively small portions of the day, if at all, though there is no way to forecast what will be the busiest time on a particular port on a particular day. Moreover, the trial data indicate that, even when a particular port is in a Near Congestion State, the instances where the network *actually* becomes congested during the Port Utilization Duration are few, and managed users whose traffic is delayed during those congested periods perceive little, if any, effect, as discussed below.

B. Thresholds For Determining When a User Is in an Extended High Consumption State and for Release from that Classification

Once a particular CMTS port is in a Near Congestion State, the software examines whether any cable modems are consuming bandwidth disproportionately.[10] For a user to enter an

[10] Although each cable modem is typically assigned to a particular household, the software does not (and cannot) actually identify individual users or analyze particular users' traffic. For purposes of this report, we use "cable modem," "user," and "subscriber" interchangeably to mean a subscriber account or user account and not an individual person.

Extended High Consumption State, he or she must consume greater than a certain percentage of his or her provisioned upstream or downstream bandwidth (the "User Consumption Threshold") for a specific length of time (the "User Consumption Duration"). The User Consumption Threshold is measured as a user's consumption of a particular percentage of his or her total provisioned upstream *or* downstream bandwidth (the maximum speed that a particular modem can achieve based on the tier (personal, commercial, etc.) the customer has purchased, e.g., if a user buys a service with speeds of 8 Mbps downstream and 1 Mbps upstream, then his or her provisioned downstream speed is 8 Mbps and provisioned upstream speed is 1 Mbps).[11] The User Consumption Duration is measured in minutes.

Following lab tests, simulations, technical trials, customer feedback, vendor evaluations, and a third-party consulting analysis, we have determined that the appropriate starting point for the User Consumption Threshold is 70 percent of a subscriber's provisioned upstream or downstream bandwidth, and that the appropriate starting point for the User Consumption Duration is 15 minutes. That is, when a subscriber uses an average of 70 percent or more of his or her provisioned upstream or downstream bandwidth over a particular 15-minute period, that user will be in an Extended High Consumption State.[12] As noted above, these values are subject to change as necessary in the same way that specific anti-spam or other network management practices are adjusted to address new issues that arise, or should unexpected software bugs or other problems arise.

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11 Because the User Consumption Threshold is a percentage of provisioned bandwidth for a particular user account, and not a static value, users of higher speed tiers will have correspondingly higher User Consumption Thresholds.

12 The User Consumption Thresholds have been set sufficiently high that using the HSI connection for VoIP or most streaming video cannot alone cause subscribers to our standard-level HSI service to exceed the User Consumption Threshold. For example, while Comcast's standard-level HSI service provisions downstream bandwidth at 6 Mbps, today, streaming video (even some HD video) from Hulu uses less than 2.5 Mbps, a Vonage or Skype VoIP call uses less than 131 Kbps, and streaming music uses less than 128 Kbps.

Based on data collected from the trial markets where the new management practices are being tested, on average less than one-third of one percent of subscribers have had their traffic priority status changed to the BE state on any given day. For example, in Colorado Springs, CO, the largest test market, on any given day in August 2008, an average of 22 users out of 6,016 total subscribers in the trial had their traffic priority status changed to BE at some point during the day.

A user's traffic is released from a BE state when the user's bandwidth consumption drops below 50 percent of his or her provisioned upstream or downstream bandwidth for a period of approximately 15 minutes. These release criteria are intended to minimize (and hopefully prevent) user QoS oscillation, i.e., a situation in which a particular user could cycle repeatedly between BE and PBE. NetForecast, Inc., an independent consultant retained to provide analysis and recommendations regarding Comcast's trials and related congestion management work, suggested this approach, which has worked well in our ongoing trials and lab testing.[13] In trials, we have observed that user traffic rarely remains in a managed state longer than the initial 15-minute period.

Simply put, there are four steps to determining whether the traffic associated with a particular cable modem is designated as PBE or BE:

1. Determine if the CMTS port is in a Near Congestion State.
2. If yes, determine whether any users are in an Extended High Consumption State.
3. If yes, change those users' traffic to BE from PBE. If the answer at either step one or step two is no, no action is taken.

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13 NetForecast, Inc. is an internationally recognized engineering consulting company that, among other things, advises network operators and technology vendors about technology issues and how to improve the performance of a network.

4. If a user's traffic has been designated BE, check user consumption at next interval. If user consumption has declined below predetermined threshold, reassign the user's traffic as PBE. If not, recheck at next interval.

The following diagram graphically depicts how this management process would work in the case of a situation where upstream port utilization may be reaching a Near Congestion State (the same diagram, with different values in the appropriate places, could be used to depict the management process for downstream ports, as well):


Analysis & Decision-Making Flow Using an Example of an Upstream Port That May Be Approaching Congestion
Congestion Management Process
Check CMTS Utilization
?
Is CMTS Upstream Port Utilization At An Average of > 70% for > 15 Mins?
YES
CMTS In "Near Congestion State" Congestion may occur soon
THEN
Search Recent ~15 Min. Block of IPDR Data
THEN
NO
No Action Taken
NO
?
Are Any Users Consuming An Average of > 70% of Provisioned Upstream Bandwidth for > 15 Mins?
YES
Change User's Upstream Traffic from PBE to BE
THEN, AT NEXT ANALYSIS POINT (~15 MINS)
?
Is User in BE Consuming An Average of < 60 % of Provisioned Upstream BandWidth?
YES
Change User's Upstream Traffic Back to PBE from BE
NO

Diagram 2: Upstream Congestion Management Decision Flowchart

C. Effect of BE Quality of Service on Users' Broadband Experience

When a CMTS port is in a Near Congested State and a cable modem connected to that port is in an Extended High Consumption State, that cable modem's traffic will be designated as

BE. Depending upon the level of congestion in the CMTS port, this designation may or may not result in the user's traffic being delayed or, in extreme cases, dropped before PBE traffic is dropped.[14] This is because of the way that the CMTS handles traffic. Specifically, CMTS ports have what is commonly called a "scheduler" that puts all the packets coming from or going to cable modems on that particular port in a queue and then handles them in turn. A certain number of packets can be processed by the scheduler in any given moment; for each time slot, PBE traffic will be given priority access to the available capacity, and BE traffic will be processed on a space-available basis.

A rough analogy would be to busses that empty and fill up at incredibly fast speeds. As empty busses arrive at the figurative "bus stop" -- every two milliseconds in this case -- they fill up with as many packets as are waiting for "seats" on the bus, to the limits of the bus' capacity. During non-congested periods, the bus will usually have several empty seats, but, during congested periods, the bus will fill up and packets will have to wait for the next bus. It is in the congested periods that BE packets will be affected. If there is no congestion, packets from a user in a BE state should have little trouble getting on the bus when they arrive at the bus stop. If, on the other hand, there is congestion in a particular instance, the bus may become filled by packets in a PBE state before any BE packets can get on. In that situation, the BE packets would have to wait for the next bus that is not filled by PBE packets. In reality, this all takes place in two-millisecond increments, so even if the packets miss 50 "busses," the delay only will be about *one-tenth of a second.*

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[14] Congestion can occur in any IP network, and, when it does, packets can be delayed or dropped. As a result, applications and protocols have been designed to deal with this reality. Our new congestion management practices will ensure that, in those rare cases where packets may be dropped, BE packets will be dropped before PBE packets are dropped.

During times of actual network congestion, when BE traffic might be delayed, there are a variety of effects that could be experienced by a user whose traffic is delayed, depending upon what applications he or she is using. Typically, a user whose traffic is in a BE state during actual congestion may find that a webpage loads sluggishly, a peer-to-peer upload takes somewhat longer to complete, or a VoIP call sounds choppy. Of course, the same thing could happen to the customers on a port that is congested *in the absence of any congestion management*; the difference here is that the effects of any such delays are shifted toward those who have been placing the greatest burden on the network, instead of being distributed randomly among the users of that port without regard to their consumption levels.

NetForecast, Inc. explored the potential risk of a worst-case scenario for users whose traffic is in a BE state: the possibility of "bandwidth starvation" in the theoretical case where 100 percent of the CMTS bandwidth is taken up by PBE traffic for an extended period of time. In theory, such a condition could mean that a given user whose traffic is designated BE would be unable to effectuate an upload or download (as noted above, both are managed separately) for some period of time. However, when these management techniques were tested, first in company testbeds and then in our real-world trials conducted in the five markets, such a theoretical condition did not occur. In addition, trial results demonstrated that these management practices have very modest real-world impacts. To date, *Comcast has yet to receive a single customer complaint in any of the trial markets that can be traced to the new congestion management practices*, despite having broadly publicized its trials.

Comcast will continue to monitor how user traffic is affected by these new congestion management techniques and will make the adjustments necessary to ensure that all Comcast HSI customers have a high-quality Internet experience.

III. EQUIPMENT/SOFTWARE USED AND LOCATION

The above-mentioned functions will be carried out using three different types of application servers, supplied by three different vendors. As mentioned above, these servers will be installed near Comcast's regional network routers. The *exact* locations of various servers have not been finalized, but this will not change the fact that they will manage individual CMTS ports.

The first application server will be an IPDR server, which will collect relevant cable modem volume usage information from the CMTS, such as how many aggregate upstream or downstream bytes a subscriber uses over a particular period of time.[15] Comcast has not yet chosen a vendor for the IPDR servers, but is in active negotiations with several vendors.

The second application server is the Sandvine Congestion Management Fairshare ("CMF") server, which will use Simple Network Management Protocol ("SNMP") to measure CMTS port utilization and detect when a port is in a Near Congestion State. When this happens, the CMF server will then query the relevant IPDR data for a list of cable modems meeting the criteria set forth above for being in an Extended High Consumption State.

If one or more users meet the criteria to be managed, then the CMF server will notify a third application server, the PCMM application server developed by Camiant Technologies, as to which users have been in an Extended High Consumption State and whose traffic should be treated as BE. The PCMM servers are responsible for signaling a given CMTS to set the traffic for specific cable modems with a BE QoS, and for tracking and managing the state of such CMTS actions. *If no users meet the criteria to be managed, no users will have their traffic managed.*

---

[15] IPDR has been adopted as a standard by many industry organizations and initiatives, such as CableLabs, ATIS, ITU, and 3GPP, among others.

The following diagram graphically depicts the high-level management flows among the congestion management components on Comcast's network, as described above:



Simplified Diagram Showing High-Level Management Flows Relevant to the New Practices
Relay Selected Statistics: Bytes Up & Down By Device
Instruct QoS Server to Change QoS for Device,
IPDR: Bytes up & down by device
SNMP: Check port utilization %
PCMM: Actions to set QoS gates
Congestion Management Servers
Statistics Collection Servers
QoS Servers
Statistics Sent Periodically From CMTS
QoS Action: Change from PBE to BE Or from BE to PBE
Periodic SNMP Requests To Check CMTS Port Utilization Levels
CMTS In Headend
Change Cable Modem QoS from PBE to BE Or from BE to PBE
CM
Notes on Servers
Statistics Collection Servers: These are IP Detail Record (IPDR) Collectors
QoS Servers: These are PacketCable Multimedia (PCMM) servers
SNMP: Simple Network Management Protocol
Note: This diagram is a simplification of the actual network and servers, which in actuality includes redundant network links, redundant network devices, redundant servers, and other details too complex to represent here.

Diagram 3: High Level Management Flows

IV. CONCLUSION

Comcast's transition to protocol-agnostic congestion management is already underway, and Comcast is on schedule to meet the benchmarks set forth in Attachment C in order to complete the transition by December 31, 2008. As described above, the new approach will not manage congestion by focusing on managing the use of specific protocols. Nor will this approach use "reset packets." Rather, the new approach will (1) during periods when a CMTS port is in a Near Congestion State, (2) identify the subscribers on that port who have consumed a disproportionate amount of bandwidth over the preceding 15 minutes, (3) lower the priority status of those subscribers' traffic to BE status until those subscribers meet the release criteria, and (4) during periods of congestion, delay BE traffic before PBE traffic is delayed. Our trials indicate that these new practices will ensure a quality online experience for all of our HSI customers.

Basic Glossary

Cable Modem:

A device located at the customer premise used to access the Comcast High Speed Internet (HSI) network. In some cases, the cable modem is owned by the customer, and in other cases it is owned by the cable operator. This device has an interface (i.e., someplace to plug in a cable) for connecting the coaxial cable provided by the cable company to the modem, as well as one or more interfaces for connecting the modem to a customer's PC or home gateway device (e.g., router, firewall, access point, etc.). In some cases, the cable modem function, i.e., the ability to access the Internet, is integrated into a home gateway device or embedded multimedia terminal adapter (eMTA). Once connected, the cable modem links the customer to the HSI network and ultimately the broader Internet.

Cable Modem Termination System (CMTS):

A piece of hardware located in a cable operator's local network (generally in a "headend") that acts as the gateway to the Internet for cable modems in a particular geographic area. A simple way to think of the CMTS is as a router with interfaces on one side leading to the Internet and interfaces on the other connecting to Optical Nodes and then customers.

Cable Modem Termination System Port:

A CMTS has both upstream and downstream network interfaces to serve the local access network, which we refer to as upstream or downstream ports. A port generally serves a neighborhood of hundreds of homes.

Channel Bonding:

A technique for combining multiple downstream and/or upstream channels to increase customers' download and/or upload speeds, respectively. Multiple channels from the HFC network can be bonded into a single virtual port (called a bonded group), which acts as a large single channel or port to provide increased speeds for customers. Channel bonding is a feature of Data Over Cable Service Interface Specification (DOCSIS) version 3.

Coaxial Cable (Coax):

A type of cable used by a cable operator to connect customer premise equipment (CPE) -- such as TVs, cable modems (including embedded multimedia terminal adapters), and Set Top Boxes -- to the Hybrid Fiber Coax (HFC) network. There are many grades of coaxial cable that are used for different purposes. Different types of coaxial cable are used for different purposes on the network.

Comcast High Speed Internet (HSI):

A service/product offered by Comcast for delivering Internet service over a broadband connection.

Customer Premise Equipment (CPE):

Any device that resides at the customer's residence.

Data Over Cable Service Interface Specification (DOCSIS):

A reference standard that specifies how components on cable networks need to be built to enable HSI service over an HFC network. These standards define the specifications for the cable modem and the CMTS such that any DOCSIS certified cable modem will work on any DOCSIS certified CMTS independent of the selected vendor. The interoperability of cable modems and cable modem termination systems allows customers to purchase a DOCSIS certified modem from a retail outlet and use it on their cable-networked home. These standards are available to the public at the CableLabs website, at http://www.cablelabs.com.

Downstream:

Description of the direction in which a signal travels. Downstream traffic occurs when users are downloading something from the Internet, such as watching a YouTube video, reading web pages, or downloading software updates.

Headend:

A cable facility responsible for receiving TV signals for distribution over the HFC network to the end customers. This facility typically also houses the cable modem termination systems. This is sometimes also called a "hub."

Hybrid Fiber Coax (HFC):

Network architecture used primarily by cable companies, comprising of fiber optic and coaxial cables that deliver Voice, Video, and Internet services to customers.

Internet Protocol (IP):

Set of standards for sending data across a packet switched network like the Internet. In the Open System Interconnection Basic Reference Model (OSI) model, IP operates in the "Network Layer" or "Layer 3." The HSI product utilizes IP to provide Internet access to customers.

Internet Protocol Detail Record (IPDR):

Standardized technology for monitoring subscribers' upstream and downstream Internet usage data based on their cable modem. The data is collected from the CMTS and sent to a server for further processing. Additional information is available at: http://www.ipdr.org.

Optical Node:

A component of the HFC network generally located in customers' local neighborhoods that is used to convert the optical signals sent over fiber-optic cables to electrical signals that can be sent over coaxial cable to customers' cable modems, or vice versa. A fiber optic cable connects the Optical Node, through distribution hubs, to the CMTS and coaxial cable connects the Optical Node to customers' cable modems.

Open System Interconnection Basic Reference Model (OSI Model):

A framework for defining various aspects of a communications network in a layered approach. Each layer is a collection of conceptually similar functions that provide services to the layer above it, and receive services from the layer below it. The seven layers of the OSI model are listed below:

Layer 7 – Application
Layer 6 – Presentation
Layer 5 – Session
Layer 4 – Transport
Layer 3 – Network
Layer 2 – Data Link
Layer 1 – Physical

Port:

A port is a physical interface on a device used to connect cables in order to connect with other devices for transferring information/data. An example of a physical port is a CMTS port. Prior to DOCSIS version 3, a single CMTS physical port was used for either transmitting or receiving data downstream or upstream to a given neighborhood. With DOCSIS version 3, and the channel bonding feature, multiple CMTS physical ports can be combined to create a virtual port.

Provisioned Bandwidth:

Comcast-specific definition The peak speed associated with a tier of service purchased by a customer. For example, a customer with a 16 Mbps/2 Mbps (Down/Up) speed tier would be said to be provisioned with 16 Mbps of downstream bandwidth and 2 Mbps of upstream bandwidth.

Quality of Service (QoS):

Set of techniques to manage network resources to ensure a level of performance to specific data flows. One method for providing QoS to a network is by differentiating the type of traffic by class or flow and assigning priorities to each type. When the network becomes congested, the data packets that are marked as having higher priority will have higher likelihood of getting serviced.

Transmission Control Protocol (TCP):

Set of standard rules for reliably communicating data between programs operating on computers. TCP operates in the "Transport Layer" or "Layer 4" of the OSI model and deals with the ordered delivery of data to specific programs. If we compare the data communication network to the US Postal Service mail with delivery confirmation, the Network Layer would be analogous to the Postal Address of the recipient where the TCP Layer would be the ATTN field or the person that is to receive the mail. Once the receiving program receives the data, an acknowledgement is returned to the sending program.

Upstream:

Description of the direction in which a signal travels. Upstream traffic occurs when users are uploading something to the network, such as sending email, sharing P2P files, or uploading photos to a digital photo website.

EXHIBIT F

ATTACHMENT C:

COMCAST CORPORATION
NETWORK MANAGEMENT TRANSITION COMPLIANCE PLAN

COMCAST CORPORATION
NETWORK MANAGEMENT TRANSITION COMPLIANCE PLAN

1. **New Network Management Practices.** Comcast is preparing to transition to new, protocol-agnostic practices for managing congestion on our High-Speed Internet ("HSI") network ("congestion management"). We will complete that transition across our HSI network by December 31, 2008. We provide more details about these new practices, and detailed information about some of the hardware and software referenced in this document, in Attachment B.

2. **Trials.** Comcast is currently performing technical trials of the new congestion management practices in the following communities: Chambersburg, PA; Warrenton, VA; Lake City, FL; East Orange, FL; and Colorado Springs, CO. If Comcast management deems it necessary to conduct additional trials, they will be announced on Comcast's Network Management Policy page, located at http://www.comcast.net/networkmanagement/.

3. **Benchmarks.** Comcast expects to meet the following benchmarks in our transition to the new protocol-agnostic congestion management practices:

    a. **October 15, 2008.** Comcast will have completed installation of the PacketCable Multimedia and Internet Protocol Detail Record servers, and will have begun installation of the Congestion Management Fairshare servers. These servers, and other hardware used for the new congestion management practices, are described in detail in Attachment B.

    b. **November 15, 2008.** Comcast will have begun commercial (i.e., not trial) "cut-overs" to the new congestion management practices on a market-by-market basis. Once the equipment is in place in a particular area, this involves Comcast installing a software update to our customers' cable modems in that area, launching the software for the new protocol-agnostic congestion management practices in that area, and disabling the current congestion management techniques in that area.

    c. **December 31, 2008.** Comcast will have completed the deployment of all hardware and software needed to implement our new congestion management practices, and will have completed the "cut-overs" to the new, protocol-agnostic congestion management practices. We will also have discontinued the protocol-specific congestion management practices throughout our network.

    d. **January 5, 2009.** Comcast will report to the FCC that we have discontinued our protocol-specific congestion management practices throughout our network, and that we have completed transitioning to the new congestion management practices.

4. **Information Sharing.** Comcast will take the following steps to provide timely information to our customers about the transition to our new congestion management practices. We intend for our disclosures to be clear, concise, and useful to the average consumer.

a. **Congestion Management Trials.** Comcast already provides information about the trials of our new congestion management practices on our Network Management Policy page. Information about any additional trials will be posted there.

b. **Revision of Acceptable Use Policy.** Comcast will take the following two steps with regard to revising our Acceptable Use Policy ("AUP").

   i. Comcast will revise our AUP to explain that our network congestion management practices may include temporarily lowering the priority of traffic for users who are the top contributors to current network congestion. This new AUP will be published on October 1, 2008.

   ii. By January 1, 2009, Comcast will publish an amended AUP to reflect the discontinuation of the current protocol-specific congestion management practices, as well as any other necessary and appropriate updates.

c. **Customer Disclosures.** Comcast will take the following steps to inform our customers of the new congestion management practices.

   i. Attachment B, detailing Comcast's planned network management practices, as filed with the Commission on September 19, 2008, will be posted by midnight on that date to Comcast's Network Management Policy web page.

   ii. Comcast will, by midnight on September 19, 2008, provide new Frequently Asked Questions that explain these developments clearly, and will continue to post on our Network Management Policy web page updated information about the new congestion management practices.

   iii. At least two weeks prior to the first commercial (i.e., not trial) deployment of the new congestion management practices, Comcast will send e-mail notifications to the primary Comcast.net e-mail address associated with each customer regarding the new congestion management practices, informing them of the AUP revisions, and directing them to Comcast's Network Management Policy page for FAQs and other information. These developments will be further publicized through announcements at http://www.comcast.net.

d. **Customer Support.** Comcast will also answer customer questions on our Customer Support Forums page, located at http://forums.comcast.net/, which is available to all Comcast HSI customers. A link from the Network Management Policy page to the Customer Support Forums will also be provided.

5. **Management Responsibility.** The transition to these new practices and the discontinuation of the old practices is a high-priority effort. The project is being led and overseen at a senior executive level. The actual engineering and operations work is a joint project of the Office of the Chief Technology Officer and National Engineering & Technical Operations. In addition, regular customer communications and messaging are overseen by the company's Online Services business unit representatives.

6. **Employee Training.** Educational materials about the new protocol-agnostic practices are being developed for broad distribution throughout the relevant business units in Comcast. All affected employees in those business units will receive appropriate training about Comcast's transition to the new protocol-agnostic congestion management practices. Detailed technical customer inquiries about the new practices will be directed to the representatives in the Online Services business unit who will be trained to deal with such questions.

7. **FCC Notification of Material Changes.** Comcast will make supplementary filings with the Commission as necessary to keep the FCC (and the public) informed of any material changes in our plans before the transition to protocol-agnostic congestion management is completed at year-end.

EXHIBIT G



Comcast Corporation
2001 Pennsylvania Ave., NW
Suite 500
Washington, DC 20006
202.379.7100 Tel
202.466.7718 Fax
www.comcast.com

January 5, 2009

VIA ECFS

Ms. Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: **In the Matter of Formal Complaint of Free Press and Public Knowledge Against Comcast Corporation for Secretly Degrading Peer-to-Peer Applications, File No. EB-08-IH-1518**

In the Matter of Broadband Industry Practices; Petition of Free Press et al. for Declaratory Ruling That Degrading an Internet Application Violates the FCC's Internet Policy Statement and Does Not Meet an Exception for "Reasonable Network Management," WC Docket No. 07-52

Dear Ms. Dortch:

In accordance with the Compliance Plan filed by Comcast on September 19, 2008,[1] and consistent with the voluntary agreement that Comcast announced on March 27, 2008,[2] Comcast hereby notifies the Commission that, as of December 31, 2008, Comcast has ceased employing the congestion management practices described in Attachment A of Comcast's filing of September 19, 2008.[3] We have published a revised Acceptable Use Policy (http://www.comcast.net/terms/use/) and updated our Network Management web page (http://www.comcast.net/networkmanagement) to reflect the discontinuation of these practices. We also hereby notify the Commission that we have instituted the congestion management practices described in Attachment B of our September 19th filing throughout our high-speed Internet network.[4] Consistent with our letter of September 19th, Comcast will continue to refine and optimize these congestion management practices to deliver the best possible broadband

---

1 *See* Ex Parte Letter of Kathryn A. Zachem, Comcast Corp., to Marlene H. Dortch, Secretary, FCC, WC Docket No. 07-52, File No. EB-08-IH-1518, at 2 & Attachment C, at 1 (Sept. 19, 2008) ("Comcast Disclosures").

2 *See* Ex Parte Letter of David L. Cohen, Comcast Corp., to Chairman Kevin J. Martin *et al.*, FCC, WC Docket No. 07-52 (Mar. 27, 2008).

3 *See* Comcast Disclosures, Attachment A.

4 *See id.* Attachment B.

experience for our customers, and we will continue to provide our customers with clear, concise, and useful information about the services we provide.

The Internet continues to be an engine for innovation and economic growth. We are proud to be a leader in bringing broadband Internet to consumers all over the country, serving some 14.7 million broadband subscribers, and adding fuel to that engine. We will continue to work hard to deliver a world-class service that gives all of our subscribers access to the content, applications, and services that they demand.

Please contact me should you have any questions regarding this submission.

Sincerely,

/s/ Kathryn A. Zachem

Kathryn A. Zachem
Vice President,
Regulatory and State Legislative Affairs
Comcast Corporation

cc: Chairman Kevin J. Martin
Commissioner Michael J. Copps
Commissioner Jonathan S. Adelstein
Commissioner Robert M. McDowell
Daniel Gonzalez
Dana Shaffer
Scott Bergmann
Nick Alexander
Kris Monteith
Ian Dillner
Scott Deutchman

EXHIBIT H

Frequently Asked Questions about Network Management

Comcast is committed to providing the best online experience possible for all of its customers. The company uses reasonable network management practices that are consistent with industry standards. Comcast maintains an Acceptable Use Policy ("AUP") located at http://www.comcast.net/terms/use/ for its Comcast High-Speed Internet Service customers. The AUP and these FAQs discuss why Comcast manages its network and how it may do so.

The following Frequently Asked Questions are intended to help clarify what Comcast means by network management.

Why does Comcast manage its network?

Comcast manages its network with one goal: to deliver the best possible broadband Internet experience to all of its customers. High-speed bandwidth and network resources are not unlimited. Managing the network is essential to promote the use and enjoyment of the Internet by all of our customers. We use reasonable network management practices that are consistent with industry standards. We also try to use tools and technologies that are minimally intrusive. Just as the Internet continues to change and evolve, so too, will our network management practices to address the challenges and threats on the Internet.

All Internet service providers need to manage their networks and Comcast is no different. In fact, many of them use the same or similar tools that Comcast does. If we didn't manage our network, our customers would be subject to the negative effects of spam, viruses, security attacks, network congestion, and other risks and degradations of the service. By engaging in reasonable and responsible network management, Comcast can deliver the best possible broadband Internet experience to all of its customers.

How does Comcast manage its network?

Comcast uses various tools and techniques to manage its network, deliver the Service, and ensure compliance with the Acceptable Use Policy and the Comcast Agreement for Residential Services available at http://www.comcast.net/terms/subscriber/. These tools and techniques are dynamic, like the network and its usage, and can and do change frequently. For example, these network management activities may include identifying spam and preventing its delivery to customer e-mail accounts, detecting malicious Internet traffic and preventing the distribution of viruses or other harmful code or content and using other tools and techniques that Comcast may be required to implement in order to meet its goal of delivering the best possible broadband Internet experience to all of its customers.

Does network management change over time?

Yes. The Internet is highly dynamic. As the Internet and related technologies continue to evolve and advance, Comcast's network management tools will evolve and keep pace so that we can deliver an excellent, reliable, and safe online experience to all of our customers.

In March 2008, we announced that by the end of the year, Comcast would switch to a new network management technique for managing congestion on Comcast's High Speed Internet network. Effective December 31, 2008, we have completed this transition, which is now part of our daily business operations for managing congestion on our network. (See more FAQs about that in this section.)

How will the new technique work?

The new network congestion management practice works as follows:

If a certain area of the network nears a state of congestion, the technique will ensure that all customers have a fair share of access to the network. It will identify which customer accounts are using the greatest amounts of bandwidth and their Internet traffic will be temporarily managed until the period of congestion passes. Customers will still be able to do anything they want to online, and many activities will be unaffected, but they could experience things like: longer times to download or upload files, surfing the Web may seem somewhat slower, or playing games online may seem somewhat sluggish.

The new technique does not manage congestion based on the online activities, protocols or applications a customer uses, rather it only focuses on the heaviest users in real time, so the periods of congestion could be very fleeting and sporadic.

It is important to note that the effect of this technique is temporary and it has nothing to do with aggregate monthly data usage. Rather, it is dynamic and based on prevailing network conditions as well as very recent data usage.

Will the technique target P2P or other applications, or make decisions about the content of my traffic?

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No. The new technique is "protocol-agnostic," which means that the system does not manage congestion based on the applications being used by customers. It is content neutral, so it does not depend on the type of content that is generating traffic congestion. Said another way, customer traffic is congestion-managed not based on their applications, but based on current network conditions and recent bytes transferred by users.

How does the new network management technique impact me and my use of the Comcast High Speed Internet service?

With this new technique, most customers will notice no change in their Internet experience. The goal of congestion management is to enable all users to have access to a fair share of the network at peak times, when congestion occasionally occurs. Congestion management focuses on the consumption activity of individual customer accounts that are using a disproportionate amount of bandwidth. As a result, and based on our technical trials of this technique, we expect that the large majority of customers will not be affected by it. In fact, based on consumer data collected from these trials, we found that on average less than 1% of our high-speed Internet customers are affected by the approach.

How often does Comcast expect to use this technique?

Based on market trials conducted this summer, Comcast expects that select portions of the network will be in a congested state only for relatively small portions of the day, if at all.

During these trials, Comcast did not receive a single customer complaint that could be traced to this new congestion management practice, despite having publicized the trials and notifying customers involved in the trials via e-mail.

Comcast will continue to monitor how user traffic is affected by these new congestion management techniques and will make the adjustments reasonably necessary to ensure that our Comcast High-Speed Internet customers have a high-quality online experience.

Can you give me some "real world" examples of how much bandwidth consumption would be considered too much? For example, how many movies would I have to download to be affected by this new technique?

Since the technique is dynamic and works in real time, the answer really depends on a number of factors including overall usage, time of day and the number of applications a customer might be running at the same time. First, the local network must be approaching a congested state for our new technique to even look for traffic to manage. Assuming that is the case, customers' accounts must exceed a certain percentage of their upstream or downstream (both currently set at 70%) bandwidth for longer than a certain period of time, currently set at fifteen minutes.

A significant amount of normal Internet usage by our customers does not last that long. For example, most downloads would have completed within that time, and the majority of streaming and downloading will not exceed the threshold to be eligible for congestion management. And the majority of longer-running applications, such as VoIP, video conferencing, and streaming video content (including HD streaming on most sites) will not exceed these thresholds either.

The point of the technique is to deliver the best overall online experience possible. The technique should help ensure that all customers get their fair share of bandwidth resources to enjoy all that the Internet has to offer and that includes surfing the web, reading emails, downloading movies, watching streaming video, gaming or listening to music.

How will customers know they are being managed?

We are exploring ways to create new tools that will let customers know when the management is occurring.

We believe this sort of congestion notification should be an Internet standard and have been discussing this issue in technical bodies like the Internet Engineering Task Force. We believe the use of Internet Standards for such a real-time notification is important as applications developers can write for networks beyond the Comcast network. However we are planning to develop a capability that may enable a customer to see if they were managed in the past, though this is not yet ready for testing.

Does this technique apply to both Commercial and Residential services?

Yes

How is this announcement related to the recent 250 GB monthly usage threshold?

The two are completely separate and distinct. The new congestion management technique is based on real-time Internet activity. The goal is to avoid congestion on our network that is being caused by the heaviest users. The technique is different from the recent announcement that 250 GB/month is the aggregate monthly usage threshold that defines excessive use.

Is Comcast Digital Voice affected by this technique? What about other VoIP providers?

Comcast Digital Voice is a separate facilities-based IP phone service that is not affected by this technique.

Comcast customers who use VoIP providers that rely on delivering calls over the public Internet who are also using a disproportionate amount of bandwidth during a period when this network management technique goes into effect may experience a degradation of their call quality at times of network congestion. It is important to note, however, that VoIP calling in and of itself does not use a significant amount of bandwidth. Furthermore, our real-world testing of this technique did not indicate any significant change in the quality of VoIP calls, even for managed customer traffic during periods of congestion.

What about Fancast.com and streaming video or video downloads? What will happen to them?

During periods of congestion, any customers who are using a disproportionate amount of bandwidth – no matter what type or content of the online activity (for example, it does not matter if the content is coming from a Comcast owned site like Fancast.com or not) – may be affected by this technique.

Our technique also has no ability to determine the applications or protocols being used or the content, source or destination.

Does Comcast block peer-to-peer ("P2P") traffic or applications like BitTorrent, Gnutella, or others?

No. Comcast does not block P2P traffic or applications like BitTorrent, Gnutella, or others as part of its current network congestion management technique.

Does Comcast discriminate against particular types of online content?

No. Comcast provides its customers with full access to all the content, services, and applications that the Internet has to offer. However, we are committed to protecting customers from spam, phishing, and other unwanted or harmful online content and activities. Comcast uses industry standard tools and generally accepted best practices and policies to help it meet this customer commitment. In cases where these tools and policies identify certain online content as harmful and unwanted, such as spam or phishing Web sites, this content is usually prevented from reaching customers. In other cases, these tools and policies may permit customers to identify certain content that is not clearly harmful or unwanted, such as bulk e-mails or Web sites with questionable security ratings, and enable those customers to inspect the content further if they want to do so.

Add Comcast Services Faster High-Speed Internet · Digital Cable · Digital Voice · High Definition TV

EXHIBIT I

comcast.net Acceptable Use Policy

COMCAST ACCEPTABLE USE POLICY FOR HIGH-SPEED INTERNET SERVICES

Contents

Why is Comcast providing this Policy to me?

Comcast's goal is to provide its customers with the best residential cable Internet service possible. In order to help accomplish this, Comcast has adopted this Acceptable Use Policy (the "Policy"). This Policy outlines acceptable use of the Comcast High-Speed Internet service (the "Service"). This Policy is in addition to any restrictions contained in the Comcast Agreement for Residential Services (the "Subscriber Agreement") available at http://www.comcast.net/terms/subscriber/. The Frequently Asked Questions ("FAQs") at http://help.comcast.net/ include explanations of how Comcast implements and applies many of the provisions contained in this Policy. All capitalized terms used in this Policy that are not defined here have the meanings given to them in the Subscriber Agreement.

What obligations do I have under this Policy?

All Comcast High-Speed Internet customers and all others who use the Service (the "customer," "user," "you," or "your") must comply with this Policy. Your failure to comply with this Policy could result in the suspension or termination of your Service account. If you do not agree to comply with this Policy, you must immediately stop all use of the Service and notify Comcast so that it can close your account.

How will I know when Comcast changes this Policy and how do I report violations of it?

Comcast may revise this Policy from time to time by posting a new version on the Web site at http://www.comcast.net/ or any successor URL(s) (the "Comcast.net Web site"). Comcast will use reasonable efforts to make customers aware of any changes to this Policy, which may include sending e-mail announcements or posting information on the Comcast.net Web site. Revised versions of this Policy are effective immediately upon posting. Accordingly, customers of the Comcast High-Speed Internet Service should read any Comcast announcements they receive and regularly visit the Comcast.net Web site and review this Policy to ensure that their activities conform to the most recent version. You can send questions regarding this Policy to, and report violations of it at, http://www.comcast.net/help/contact/. To report a child exploitation incident involving the Internet, go to http://security.comcast.net/get-help/report-a-security-threat-or-scam.aspx#childPornography.

I. Prohibited Uses and Activities

What uses and activities does Comcast prohibit?

In general, the Policy prohibits uses and activities involving the Service that are illegal, infringe the rights of others, or interfere with or diminish the use and enjoyment of the Service by others. For example, these prohibited uses and activities include, but are not limited to, using the Service, Customer Equipment, or the Comcast Equipment, either individually or in combination with one another, to:

Conduct and information restrictions

- undertake or accomplish any unlawful purpose. This includes, but is not limited to, posting, storing, transmitting or disseminating information, data or material which is libelous, obscene, unlawful, threatening or defamatory, or which infringes the intellectual property rights of any person or entity, or which in any way constitutes or encourages conduct that would constitute a criminal offense, or otherwise violate any local, state, federal, or non-U.S. law, order, or regulation;
- post, store, send, transmit, or disseminate any information or material which a reasonable person could deem to be unlawful;
- upload, post, publish, transmit, reproduce, create derivative works of, or distribute in any way information, software or other material obtained through the Service or otherwise that is protected by copyright or other proprietary right, without obtaining any required permission of the owner;
- transmit unsolicited bulk or commercial messages commonly known as "spam;"
- send very large numbers of copies of the same or substantially similar messages, empty messages, or messages which contain no substantive content, or send very large messages or files that disrupts a server, account, blog, newsgroup, chat, or similar service;
- initiate, perpetuate, or in any way participate in any pyramid or other illegal scheme;
- participate in the collection of very large numbers of e-mail addresses, screen names, or other identifiers of others (without their prior consent), a practice sometimes known as spidering or harvesting, or participate in the use of software (including "spyware") designed to facilitate this activity;
- collect responses from unsolicited bulk messages;
- falsify, alter, or remove message headers;
- falsify references to Comcast or its network, by name or other identifier, in messages;
- impersonate any person or entity, engage in sender address falsification, forge anyone else's digital or manual signature, or perform any other similar fraudulent activity (for example, "phishing");
- violate the rules, regulations, terms of service, or policies applicable to any network, server, computer database, service, application, system, or Web site that you access or use;

Technical restrictions

- access any other person's computer or computer system, network, software, or data without his or her knowledge and consent; breach the security of another user or system; or attempt to circumvent the user authentication or security of any host, network, or account. This includes, but is not limited to, accessing data not intended for you, logging into or making use of a server or account you are not expressly authorized to access, or probing the security of other hosts, networks, or accounts without express permission to do so;
- use or distribute tools or devices designed or used for compromising security or whose use is otherwise unauthorized, such as password guessing programs, decoders, password gatherers, keystroke loggers, analyzers, cracking tools, packet sniffers, encryption circumvention devices, or Trojan Horse programs. Unauthorized port scanning is strictly prohibited;
- copy, distribute, or sublicense any proprietary software provided in connection with the Service by Comcast or any third party, except that you may make one copy of each software program for back-up purposes only;
- distribute programs that make unauthorized changes to software (cracks);
- use or run dedicated, stand-alone equipment or servers from the Premises that provide network content or any other services to anyone outside of your Premises local area network ("Premises LAN"), also commonly referred to as public services or servers. Examples of prohibited equipment and servers include, but are not limited to, e-mail, Web hosting, file sharing, and proxy services and servers;
- use or run programs from the Premises that provide network content or any other services to anyone outside of your Premises LAN, except for personal and non-commercial residential use;
- service, alter, modify, or tamper with the Comcast Equipment or Service or permit any other person to do the same who is not authorized by Comcast;

Network and usage restrictions

- restrict, inhibit, or otherwise interfere with the ability of any other person, regardless of intent, purpose or knowledge, to use or enjoy the Service (except for tools for safety and security functions such as parental controls, for example), including, without limitation, posting or transmitting any information or software which contains a worm, virus, or other harmful feature, or generating levels of traffic sufficient to impede others' ability to use, send, or retrieve information;
- restrict, inhibit, interfere with, or otherwise disrupt or cause a performance degradation, regardless of intent, purpose or knowledge, to the Service or any Comcast (or Comcast supplier) host, server, backbone network, node or service, or otherwise cause a performance degradation to any Comcast (or Comcast supplier) facilities used to deliver the Service;
- resell the Service or otherwise make available to anyone outside the Premises the ability to use the Service (for example, through wi-fi or other methods of networking), in whole or in part, directly or indirectly. The Service is for personal and non-commercial residential use only and you agree not to use the Service for operation as an Internet service provider or for any business enterprise or purpose (whether or not for profit);
- connect the Comcast Equipment to any computer outside of your Premises;
- interfere with computer networking or telecommunications service to any user, host or network, including, without limitation, denial of service attacks, flooding of a network, overloading a service, improper seizing and abusing operator privileges, and attempts to "crash" a host; and
- accessing and using the Service with anything other than a dynamic Internet Protocol ("IP") address that adheres to the dynamic host configuration protocol ("DHCP"). You may not configure the Service or any related equipment to access or use a static IP address or use any protocol other than DHCP unless you are subject to a Service plan that expressly permits you to do so.

II. Customer Conduct and Features of the Service

What obligations do I have under this Policy?

In addition to being responsible for your own compliance with this Policy, you are also responsible for any use or misuse of the Service that violates this Policy, even if it was committed by a friend, family member, or guest with access to your Service account. Therefore, you must take steps to ensure that others do not use your account to gain unauthorized access to the Service by, for example, strictly maintaining the confidentiality of your Service login and password. In all cases, you are solely responsible for the security of any device you choose to connect to the Service, including any data stored or shared on that device. Comcast recommends against enabling file or printer sharing unless you do so in strict compliance with all security recommendations and features provided by Comcast and the manufacturer of the applicable file or printer sharing devices. Any files or devices you choose to make available for shared access on a home LAN, for example, should be protected with a strong password or as otherwise appropriate.

It is also your responsibility to secure the Customer Equipment and any other Premises equipment or programs not provided by Comcast that connect to the Service from external threats such as viruses, spam, bot nets, and other methods of intrusion.

How does Comcast address inappropriate content and transmissions?

Comcast reserves the right to refuse to transmit or post, and to remove or block, any information or materials, in whole or in part, that it, in its sole discretion, deems to be in violation of Sections I or II of this Policy, or otherwise harmful to Comcast's network or customers using the Service, regardless of whether this material or its dissemination is unlawful so long as it violates this Policy. Neither Comcast nor any of its affiliates, suppliers, or agents have any obligation to monitor transmissions or postings (including, but not limited to, e-mail, file transfer, blog, newsgroup, and instant message transmissions as well as materials available on the Personal Web Pages and Online Storage features) made on the Service. However, Comcast and its affiliates, suppliers, and agents have the right to monitor these transmissions and postings from time to time for violations of this Policy and to disclose, block, or remove them in accordance with this Policy, the Subscriber Agreement, and applicable law.

What requirements apply to electronic mail?

The Service may not be used to communicate or distribute e-mail or other forms of communications in violation of Section I of this Policy. As described below in Section III of this Policy, Comcast uses reasonable network management tools and techniques to protect customers from receiving spam and from sending spam (often without their knowledge over an infected computer). Comcast's anti-spam approach is explained in the FAQs under the topic "What is Comcast doing about spam?" located at http://help.comcast.net/content/faq/What-is-Comcast-doing-about-spam.

Comcast is not responsible for deleting or forwarding any e-mail sent to the wrong e-mail address by you or by someone else trying to send e-mail to you. Comcast is also not responsible for forwarding e-mail sent to any account that has been suspended or terminated. This e-mail will be returned to the sender, ignored, deleted, or stored temporarily at Comcast's sole discretion. In the event that Comcast believes in its sole discretion that any subscriber name, account name, or e-mail address (collectively, an "identifier") on the Service may be used for, or is being used for, any misleading, fraudulent, or other improper or illegal purpose, Comcast (i) reserves the right to block access to and prevent the use of any of these identifiers and (ii) may at any time require any customer to change his or her identifier. In addition, Comcast may at any time reserve any identifiers on the Service for Comcast's own purposes. In the event that a Service account is terminated for any reason, all e-mail associated with that account (and any secondary accounts) will be permanently deleted as well.

What requirements apply to instant, video, and audio messages?

Each user is responsible for the contents of his or her instant, video, and audio messages and the consequences of any of these messages. Comcast assumes no responsibility for the timeliness, mis-delivery, deletion, or failure to store these messages. In the event that a Service account is terminated for any reason, all instant, video, and audio messages associated with that account (and any secondary accounts) will be permanently deleted as well.

What requirements apply to personal web pages and file storage?

As part of the Service, Comcast provides access to personal Web pages and storage space through the Personal Web Pages and Online Storage features (collectively, the "Personal Web Features"). You are solely responsible for any information that you or others publish or store on the Personal Web Features. You are also responsible for ensuring that all content made available through the Personal Web Features is appropriate for those who may have access to it. For example, you must take appropriate precautions to prevent minors from receiving or accessing inappropriate content. Comcast reserves the right to remove, block, or refuse to post or store any information or materials, in whole or in part, that it, in its sole discretion, deems to be in violation of Section I of this Policy. For purposes of this Policy, "material" refers to all forms of communications including text, graphics (including photographs, illustrations, images, drawings, logos), executable programs and scripts, video recordings, and audio recordings. Comcast may remove or block content contained on your Personal Web Features and terminate your Personal Web Features and/or your use of the Service if we determine that you have violated the terms of this Policy.

III. Network Management and Limitations on Data Consumption

Why does Comcast manage its network?

Comcast manages its network with one goal: to deliver the best possible broadband Internet experience to all of its customers. High-speed bandwidth and network resources are not unlimited. Managing the network is essential as Comcast works to promote the use and enjoyment of the Internet by all of its customers. The company uses reasonable network management practices that are consistent with industry standards. Comcast tries to use tools and technologies that are minimally intrusive and, in its independent judgment guided by industry experience, among the best in class. Of course, the company's network management practices will change and evolve along with the uses of the Internet and the challenges and threats on the Internet.

The need to engage in network management is not limited to Comcast. In fact, all large Internet service providers manage their networks. Many of them use the same or similar tools that Comcast does. If the company didn't manage its network, its customers would be subject to the negative effects of spam, viruses, security attacks, network congestion, and other risks and degradations of service. By engaging in responsible network management including enforcement of this Policy, Comcast can deliver the best possible broadband Internet experience to all of its customers. Visit Comcast's Network Management page at http://www.comcast.net/terms/network/ for more information.

How does Comcast manage its network?

Comcast uses various tools and techniques to manage its network, deliver the Service, and ensure compliance with this Policy and the Subscriber Agreement. These tools and techniques are dynamic, like the network and its usage, and can and do change frequently. For example, these network management activities may include (i) identifying spam and preventing its delivery to customer e-mail accounts, (ii) detecting malicious Internet traffic and preventing the distribution of viruses or other harmful code or content, (iii) temporarily lowering the priority of traffic for users who are the top contributors to current network congestion, and (iv) using other tools and techniques that Comcast may be required to implement in order to meet its goal of delivering the best possible broadband Internet experience to all of its customers.

Are there restrictions on data consumption that apply to the Service?

The Service is for personal and non-commercial residential use only. Therefore, Comcast reserves the right to suspend or terminate Service accounts where data consumption is not characteristic of a typical residential user of the Service as determined by the company in its sole discretion. Comcast has established a monthly data consumption threshold per Comcast High-Speed Internet account of 250 Gigabytes ("GB"). Use of the Service in excess of 250GB per month is excessive use and is a violation of the Policy. See the Network Management page at http://www.comcast.net/terms/network/ for more information and to learn how Comcast applies this Policy to excessive use. Common activities that may cause excessive data consumption in violation of this Policy include, but are not limited to, numerous or continuous bulk transfers of files and other high capacity traffic using (i) file transfer protocol ("FTP"), (ii) peer-to-peer applications, and (iii) newsgroups. You must also ensure that your use of the Service does not restrict, inhibit, interfere with, or degrade any other person's use of the Service, nor represent (as determined by Comcast in its sole discretion) an overly large burden on the network. In addition, you must ensure that your use of the Service does not limit or interfere with Comcast's ability to deliver and monitor the Service or any part of its network.

If you use the Service in violation of the restrictions referenced above, that is a violation of this Policy. In these cases, Comcast may, in its sole discretion, suspend or terminate your Service account or request that you subscribe to a version of the Service (such as a commercial grade Internet service, if appropriate) if you wish to continue to use the Service at higher data consumption levels. Comcast may also provide versions of the Service with different speed and data consumption limitations, among other characteristics, subject to applicable Service plans. Comcast's determination of the data consumption for Service accounts is final.

IV. Violation of this Acceptable Use Policy

What happens if you violate this Policy?

Comcast reserves the right immediately to suspend or terminate your Service account and terminate the Subscriber Agreement if you violate the terms of this Policy or the Subscriber Agreement.

How does Comcast enforce this Policy?

Comcast does not routinely monitor the activity of individual Service accounts for violations of this Policy, except for determining aggregate data consumption in connection with the data consumption provisions of this Policy. However, in the company's efforts to promote good citizenship within the Internet community, it will respond appropriately if it becomes aware of inappropriate use of the Service. Comcast has no obligation to monitor the Service and/or the network. However, Comcast and its suppliers reserve the right at any time to monitor bandwidth, usage, transmissions, and content in order to, among other things, operate the Service; identify violations of this Policy; and/or protect the network, the Service and Comcast users.

Comcast prefers to inform customers of inappropriate activities and give them a reasonable period of time in which to take corrective action. Comcast also prefers to have customers directly resolve any disputes or disagreements they may have with others, whether customers or not, without Comcast's intervention. However, if the Service is used in a way that Comcast or its suppliers, in their sole discretion, believe violates this Policy, Comcast or its suppliers may take any responsive actions they deem appropriate under the circumstances with or without notice. These actions include, but are not limited to, temporary or permanent removal of content, cancellation of newsgroup posts, filtering of Internet transmissions, and the immediate suspension or termination of all or any portion of the Service (including but not limited to newsgroups). Neither Comcast nor its affiliates, suppliers, or agents will have any liability for any of these responsive actions. These actions are not Comcast's exclusive remedies and Comcast may take any other legal or technical actions it deems appropriate with or without notice.

Comcast reserves the right to investigate suspected violations of this Policy, including the gathering of information from the user or users involved and the complaining party, if any, and examination of material on Comcast's servers and network. During an investigation, Comcast may suspend the account or accounts involved and/or remove or block material that potentially violates this Policy. You expressly authorize and consent to Comcast and its suppliers cooperating with (i) law enforcement authorities in the investigation of suspected legal violations, and (ii) and system administrators at other Internet service providers or other network or computing facilities in order to enforce this Policy. Upon termination of your Service account, Comcast is authorized to delete any files, programs, data, e-mail and other messages associated with your account (and any secondary accounts).

The failure of Comcast or its suppliers to enforce this Policy, for whatever reason, shall not be construed as a waiver of any right to do so at any time. You agree that if any portion of this Policy is held invalid or unenforceable, that portion will be construed consistent with applicable law as nearly as possible, and the remaining portions will remain in full force and effect.

You agree to indemnify, defend and hold harmless Comcast and its affiliates, suppliers, and agents against all claims and expenses (including reasonable attorney fees) resulting from any violation of this Policy. Your indemnification will survive any termination of the Subscriber Agreement.

V. Copyright and Digital Millennium Copyright Act Requirements

What is Comcast's DMCA policy?

Comcast is committed to complying with U.S. copyright and related laws, and requires all customers and users of the Service to comply with these laws. Accordingly, you may not store any material or content on, or disseminate any material or content over, the Service (or any part of the Service) in any manner that constitutes an infringement of third party intellectual property rights, including rights granted by U.S. copyright law. Owners of copyrighted works who believe that their rights under U.S. copyright law have been infringed may take advantage of certain provisions of the Digital Millennium Copyright Act of 1998 (the "DMCA") to report alleged infringements. It is Comcast's policy in accordance with the DMCA and other applicable laws to reserve the right to terminate the Service provided to any customer or user who is either found to infringe third party copyright or other intellectual property rights, including repeat infringers, or who Comcast, in its sole discretion, believes is infringing these rights. Comcast may terminate the Service at any time with or without notice for any affected customer or user.

How do copyright owners report alleged infringements to Comcast?

Copyright owners may report alleged infringements of their works that are stored on the Service or the Personal Web Features by sending Comcast's authorized agent a notification of claimed infringement that satisfies the requirements of the DMCA. Upon Comcast's receipt of a satisfactory notice of claimed infringement for these works, Comcast will respond expeditiously to either directly or indirectly (i) remove the allegedly infringing work(s) stored on the Service or the Personal Web Features or (ii) disable access to the work(s). Comcast will also notify the affected customer or user of the Service of the removal or disabling of access to the work(s).

Copyright owners may send Comcast a notification of claimed infringement to report alleged infringements of their works to:

J. Opperman & M. Moleski
Comcast Cable Communications, LLC
701 East Gate Drive, 3rd Floor
Mount Laurel, NJ 08054 U.S.A.
Phone: 888.565.4329
Fax: 856.324.2940
Email: dmca@comcast.net

Copyright owners may use their own notification of claimed infringement form that satisfies the requirements of Section 512(c)(3) of the U.S. Copyright Act. Under the DMCA, anyone who knowingly makes misrepresentations regarding alleged copyright infringement may be liable to Comcast, the alleged infringer, and the affected copyright owner for any damages incurred in connection with the removal, blocking, or replacement of allegedly infringing material.

What can customers do if they receive a notification of alleged infringement?

If you receive a notification of alleged infringement as described above, and you believe in good faith that the allegedly infringing works have been removed or blocked by mistake or misidentification, then you may send a counter notification to Comcast. Upon Comcast's receipt of a counter notification that satisfies the requirements of DMCA, Comcast will provide a copy of the counter notification to the person who sent the original notification of claimed infringement and will follow the DMCA's procedures with respect to a received counter notification. In all events, you expressly agree that Comcast will not be a party to any disputes or lawsuits regarding alleged copyright infringement.

If a notification of claimed infringement has been filed against you, you can file a counter notification with Comcast's designated agent using the contact information shown above. All counter notifications must satisfy the requirements of Section 512(g)(3) of the U.S. Copyright Act.

Revised and effective: January 1, 2009


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EXHIBIT J

Frequently Asked Questions about the Comcast Acceptable Use Policy for High-Speed Internet Services

The following Frequently Asked Questions are intended to further explain how Comcast uses and enforces its Acceptable Use Policy, in particular the "Conduct and Information Restrictions." Comcast is providing these FAQs to help you better understand your rights and obligations as a Subscriber to the Comcast High Speed Internet Service, and to help you understand how Comcast uses this policy in practice.

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What is an "Acceptable Use Policy" and why do you have one?

An Acceptable Use Policy is not law; it's a description of the general rules of the road for using an Internet service, in this case the Comcast High-Speed Internet Service. Users of any Internet service, including the Comcast High-Speed Internet Service, can affect each other, other users of the Internet, and the "infrastructure"—the network—that gives them access to the Internet. Because our Subscribers are part of a larger community of interdependent Internet users, Comcast and most other Internet service providers offer general guidance on how Subscribers can and should use our services in a law-abiding, courteous way. We also tell our Subscribers what we require of them and steps we may take to protect the community of users to help ensure that everyone who subscribes to the service can be assured of access to the Internet through a safe, secure, reliable high-quality network. In the answers to frequently asked questions, below, Comcast also describes our usual practices in more detail, so that Subscribers have a better idea of what to expect from us.

Why does it matter what kind of content I transmit or post, and why are the "Conduct and Information restrictions" so broad and general?

There are a number of different kinds of "conduct and information restrictions" in the Acceptable Use Policy, and there are several different reasons for them.

1. Comcast and its Subscribers must obey the law, and Comcast has set and enforces certain rules as a result:
   - Certain activities and communications are inherently criminal or dangerous, no matter where and how they are communicated. Some examples are threatening someone's life, encouraging or promoting other violent, illegal activity, or harassing someone online.
   - Some activities that may no seem harmful at first glance may still be illegal, including taking someone else's intellectual property and using or sharing it without permission.
   - Some kinds of communications violate other general legal standards or rules, for example because they include child pornography, are hateful or violent or are otherwise harmful to someone else, or because they are defamatory (they say harmful and untrue things about a person - especially someone who is not a public figure - that a court finds will damage that person's reputation).
2. Some activities are prohibited because they use the Comcast High-Speed Internet Service to interfere with Comcast's network or services or the security of other individual users.
   - Sending spam is an example of an activity that harms the network and other users, because it can interfere with receipt and delivery of legitimate e-mail across the network and can interfere with the e-mail accounts of other users.
   - Large-scale or automated collection of very large numbers of e-mail addresses or other identifying information may make it easier for you or someone else to send spam and may promote "identity theft."
   - For criminal puposes, sending messages that are disguised or altered so that they appear to be coming from someone or somewhere else may interfere with the orderly transmission of information on the Internet. This is often done to hide other criminal activity.
   - Sending too many messages can disrupt a server, newsgroup, or other service. We have found that sending more than 1,000 e-mails in a 24-hour period may also indicate that the sender's computer has been infected with a virus, and is sending e-mails without the sender's knowledge. See Comcast's e-mail FAQs for more information on this and other security issues, including how to protect yourself from computer infection and how to disinfect a computer.

Won't the restrictions on conduct and information, and Comcast's right to enforce them have a "chilling effect" on online communications? Do I need to worry about Comcast monitoring my communications to see whether I am abiding by the Acceptable Use Policy? How do I know when or how Comcast will enforce these rules?

Comcast supports and encourages free and open communication among our Subscribers and on the Internet generally, within the limits of law and public safety that govern all social interaction. Comcast does not routinely monitor the content of customer communications, except to take commonplace (and largely automated) security precautions to protect our customers, for example by setting up spam filters and detecting viruses and other malware that may be introduced into our network. Comcast does, however, reserve the right to take action based on alleged violations of the Acceptable Use Policy. For example, the following are some situations in which Comcast might act, depending on the circumstances:

1. A user contacts us about threats, and we reasonably believe there may be immediate danger to someone.

2. Law enforcement officials present Comcast with a valid subpoena, court order, or search warrant.
3. Comcast receives evidence of proper legal process in connection with a civil legal claim (a subpoena, court order, or injunction).
4. We become aware of activities that violate the Acceptable Use Policy and are potentially harmful or illegal. In such a case, where there is no imminent danger, Comcast notifies the Subscriber, and works with the Subscriber to understand and resolve the situation.
5. If Comcast receives a claim that a Subscriber is posting or transmitting material that may infringe someone else's intellectual property, Comcast follows the process established under the Digital Millennium Copyright Act that requires an Internet Service provider to take down such material (generally by requesting that the Subscriber do so), and provides a means for disputin infringement claims. (A summary of the provisions of hte Digital Millennium Copyright Act is provided by the U.S. Copyright Office here: http://www.copyright.gov/legislation/dmca.pdf)

Doesn't Comcast have a lot of discretion in enforcing these rules? How do I know Comcast won't come after me if I'm merely reporting or complaining about indecent or hateful speech, for example, merely because I am retransmitting it in the process? What if an organization or person who doesn't like me, or disagrees with me, complains that I'm violating the Acceptable Use Policy? What will Comcast do?
Comcast is not an enforcement agency. Comcast publishes the Acceptable Use Policy so that Subscribers themselves will understand and abide by the "rules of the road" for using Comcast's network and the Comcast High Speed Internet Service. We would not consider legitimate retransmission of speech that might otherwise violate the AUP (for example, for educational purposes, for political purposes, or to report it to authorities or to Comcast) to be a violation of the AUP and would not take action against a user for this kind of transmission in nearly all cases. We do not try to investigate and resolve every dispute between or among our Subscribers or take sides between Subscribers, or between Subscribers and third parties. Without proper legal process or a reasonable, independent belief that content or activity is clearly and obviously illegal, or that it interferes with other users or could damage or disrupt Comcast's network or service offerings, Comcast prefers to have disputes and complaints about alleged violations of the Acceptable Use Policy resolved directly between or among all interested parties.

Comcast will act when it receives appropriate, legally sufficient legal process (subpoena or court order, for example), and will permit disputes between users to be settled by them or in the courts rather than investigating the merits of contrasting views. Comcast will however, exercise its own judgment about when and how to act to protect itself, its Subscribers, and its network from harm or liability, if necessary.

Finally, Comcast works with its Subscribers to resolve issues. When there is any ambiguity in a situation, or even in some cases where a policy violation has pretty clearly taken place, Comcast will nearly always communicate directly with the Subscriber in question about the situation, and will provide an opportunity for the Subscriber to address the problem before taking any independent action. While we generally do not look for policy violations, we do respond to Subscriber concerns and would make reasonable efforts to investigate and rectify any error in enforcement of the Acceptable Use Policy.

What if I believe the policy should be changed? How can I have input into Comcast's practices?
Comcast is constantly trying to evolve and improve its policies and practices. We welcome thoughtful advice and input from Subscribers and others who can help us develop more effective, meaningful, and respectful policies for the use of Comcast's network and services, and we will continue to revelw all advice and incorporate suggestions as we update and revise the Acceptable Use Policy from time-to-time. You can contact Comcast.


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